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82- SUBMISSIONS FACING SHEET



MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Saia Burgess Electronics

*CURRENT ADDRESS

**FORMER NAME

PROCESSED MAR 29 2005 THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4810 FISCAL YEAR 12-31-04

- *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DAT : 3/28/05

burgess

Smart solutions for comfort and safety

Annual Report 2004



Highlights 2004

Pages 4, 34, 40 and 46 >>
Efficiency and cost control safeguard profitability at **every link in the added-value chain.**



Page 12
Sales growth: 15.9%
Strong internal growth and two important acquisitions.

Pages 18, 38 >>
CHF 31.2 million expenditure on development. Main focus of development in the three divisions.



Page 69 >>
How **added value** is created and how it is used for the different stakeholder groups.

Imprint

Concept/editing: Peter Fenkart, Consultant for Corporate Communication, Zollikon
Design concept: ivony ltd., Zurich
Photographs: Walter Fogel, Angelbachtal (D)
Lithography/printing: DAZ, Zurich

3/2005

Index

Page 6
2004 was a good year for Saia-Burgess:
EBITA +22.2%, Net income +26.8%.



This Annual Report is also available in the original German language version.
The German version is legally binding.

Disclaimer

The Annual Report of Saia-Burgess contains forecasts that reflect the present view and assessment of Group Management. These forecasts contain certain elements of risk and uncertainty that might lead to a significant discrepancy between forecast and actual results. Potential elements of risk and uncertainty comprise such factors as the general economic situation, currency fluctuations, competitive pressure on products and prices, and modifications to prevailing statutory frameworks.

The human require
and safety is centra
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Business model of the Saia-Burgess Group

MARKETING

Innovative, reliable solutions arise from close cooperation with customers, specific industry knowledge of markets and applications, and from combining internationalism with local presence.

DEVELOPMENT

Development embraces hardware, software and firmware. During industrialisation, great demands are placed on the choice of materials for our products, the design and production of tools required, assembly systems and testing equipment. The essential work includes:

- Development of standard products and customised solutions.
- The design and production of tools for metal parts, moulds for plastic parts and equipment for product assembly and testing; all of which take into account the materials and assembly methods used.
- Supplier assessment for materials, tools, machines, assembly systems and testing equipment.
- Production and assessment of prototypes and pilot runs.
- Permanent verification that the development process matches customer requirements and international standards.

Based on the core competency (i.e. integrating software with electronics and electromechanical engineering) innovative standard products and customised solutions are produced that meet the demand for more comfort and safety. The product range includes switches, actuators, electronic products and electronic controllers. The main concentrations of activity are found in expanding segments of the automotive, industrial and infrastructural automation markets.

The three Divisions Automotive, Industry and Controls bear operational responsibility for implementing the business model. Processes are controlled and monitored following the principles of management, and supported by infrastructural services.

PROCUREMENT

Procurement includes raw materials (such as copper wire, sheet steel, plastic granules) and mechanical or electronic components, but also tools, machines, assembly systems and testing equipment.

Collaboration is exclusively with selected suppliers who guarantee international standards and the expectations of continuously increasing productivity.

Responsibility for procurement lies with the divisions. Large volume procurement is coordinated group-wide to exploit price benefits.

PRODUCTION

The production process extends from the customer's order, through materials and components purchasing, the manufacturing of piece parts, assembly and testing, all the way to despatch and invoicing.

The aim is the zero defect philosophy. Plastic and metal parts are manufactured round the clock. High performance component insertion and soldering lines are used for printed circuit boards.

Assembly processes are either fully automated, semi-automated or manual, depending on type, batch size and technical requirements.

Comprehensive testing procedures, specialised equipment and laboratories are available for testing individual production steps and the final product.

SALES AND CUSTOMER SERVICE

One in ten of the staff has direct contact with customers. They are experienced specialists, well qualified to advise and actively look after customers in 23 sales companies and tech-centres throughout Europe, America and Asia.

The expansion of long-term, reliable customer relations is based on the idea: think global, act local. This combines the capabilities of an active, worldwide business with the advantages of a local contact point (language, culture).

QUALITY ASSURANCE

Quality assurance encompasses the entire process by which a product is created. The quality control steps to final inspection and delivery are precisely defined and correspond to the most up-to-date international standards. They are complemented by customer-specific standards.

Efficiency and cost control safeguard profitability at every link in the [illegible]

Profitability is the prerequisite for the company's future development, and for creating [illegible] for all stakeholder groups.

For our shareholders, business partners and staff: 2004 was a good year for Saia-Burgess


Andreas Ocskay


Daniel Hirschi

ASSESSMENT OF THE FINANCIAL YEAR 2004

Although the worldwide economic situation remained uncertain, in 2004 the markets in which we work developed positively. In the second half of the year, the rising prices of raw materials and oil increased disquiet. Price pressure from customers is a permanent topic, which will continue to demand our full attention.

Compared with the previous year, Saia-Burgess succeeded in increasing sales by 15.9 per cent to CHF 568.4 million. After currency adjustments, sales rose by 16.8 per cent to CHF 572.6 million. The increase in sales, after currency adjustments, of CHF 82.4 million comprises 8.0 per cent internal growth and 8.8 per cent growth from acquisitions (Cetronic, Otehall, Bühler, Sick/Stegmann). EBITA (earnings before interest, tax and amortisation) increased by 22.2 per cent to CHF 47.2 million. The EBITA margin reached 8.3 per cent. In line with the striking increase in EBITA of 22.2 per cent, EBIT also increased by 24.8 per cent to CHF 41.1 million, while net income increased by 26.8 per cent to CHF 26.3 million. The equity ratio improved from 40.8 per cent to 41.0 per cent.

The Board of Directors will propose to the Annual General Meeting on May 19, 2005, an increased divident of CHF 12.50 per registered share. This puts the payout ratio at 29.0 per cent.

Alongside the encouraging internal growth, the 2004 financial year was above all distinguished by two interesting acquisitions. On July 7, we announced the takeover of the synchronous motor and gear transmission business of Sick/Stegmann GmbH & Co KG in Donaueschingen, Germany, whose products ideally complement the Industry Division's range. On July 19, we reported the acquisition of the actuators division of the

Bühler Motor Group, Germany. This division, with its main factory in Cary (North Carolina, USA) and others in the Czech Republic and China, produces direct-current (DC) and stepper motors for automotive air-conditioning systems. This acquisition not only allows us to expand significantly our automotive business in the USA, but also now makes us the market leader for the flap drives in automotive air-conditioning systems. Both acquisitions will contribute around CHF 40 million to Group sales in 2005.

2004: Market position consolidated with two important acquisitions.

STRATEGIC SUCCESS FACTORS

Our strategic success factors form the basis on which our long-term growth strategy is successfully implemented:

Market led – Focus on three divisions, defined according to their target markets. Close to customers, industry-specific knowledge of applications, and partnership with customers developed over many years.

Production – Local and close to customers. Production strategy committed to quality and cost: highly automated, semi-automated or manual production as appropriate to product type or volume.

Products and technology – Development of innovative, new products aimed at the needs of markets and customers. Core competency: the integration of software, electronics and electromechanical engineering. Investment in product development amounts to 5 per cent of sales, on average measured over the last few years.

Costs and financial control – Tight cost control at all levels and in all areas. Monthly management figures with budget, rolling forecasts and early-warning signals.

Employees – Careful recruitment. Promotion of training for individual career development. Commensurate remuneration linked to company performance.
Global presence – Close to the customers. Production facilities and wholly owned sales companies in Europe, North America, Asia and Africa.

Handling opportunities and risks deliberately is decisive for future success.

RISK MANAGEMENT

All forms of entrepreneurial activity contain both opportunities and risks. The Board of Directors and Group Management regularly analyse possible risks and develop strategies to prevent or minimise risk potential.
Acquisitions – With takeovers, the primary risks are associated with change coming from differing management approaches, the quality assessment of employees, financial resources and existing customers. We prepare ourselves for these risks by, on the one hand, focussing consistently on our core competencies and, on the other hand, by proven integration management.
Strategy implementation – The successful implementation of our strategy and the growth associated with it can be hampered by various issues: separation between areas of competence and responsibility; organisational difficulties or resistance; critical phases in project development; or lack of qualified staff. To avoid such risks, we work on a case-by-case basis with project management, clearly define tasks, responsibilities and competencies, and procure human resources of the necessary quality and quantity.
Production stoppage – We counter the adverse effects on production of fire, water or smoke with specific preventive measures. These are of a structural, technical or organisational nature and are being regularly verified as suitable.
Finance – Financial Risk Management (page 93).

Key ratios

All data in %	2000	2001	2002	2003	2004
Sales increase	17.7	19.8	2.2	4.6	15.9
EBITA margin	10.4	8.7	9.1	7.9	8.3
Net income margin	7.0	4.1	4.9	4.2	4.6
ROCE	24.1	15.4	13.5	12.0	14.0
ROE	26.9	16.3	17.7	13.9	15.4
R&D to sales	5.1	5.8	5.7	5.8	5.5
Equity ratio	41.3	31.9	37.1	40.8	41.0

Sales increase %


20
15
10
5
0
2000 2001 2002 2003 2004

Target (average over several years): >10%.

EBITA margin %


15
10
5
0
2000 2001 2002 2003 2004

Target (average over several years): >10%.

Net income margin %


10
5
0
2000 2001 2002 2003 2004

Target (average over several years): >7%.

ROCE %


25
15
5
0
2000 2001 2002 2003 2004

Target (average over several years): >17%.

ROE %


30
20
10
0
2000 2001 2002 2003 2004

Target (average over several years): >15%.

Payout ratio %


40
30
20
10
2000 2001 2002 2003 2004

Target (average over several years): 15 to 25%.

CREATING SUSTAINABLE ADDED VALUE

Saia-Burgess has set itself the aim of creating sustainable added value for all its stakeholder groups. Sustainability (economic, social and ecological) has been systematically integrated into all the company's activities as a fundamental corporate attitude.

CHANGES IN GROUP MANAGEMENT

- With effect from October 1, 2004, Valeria Poretti-Rezzonico, who joined Saia-Burgess in 1996, has been appointed to the Group Management. In addition to her existing area of responsibility – Corporate Communication and Investor Relations – she is now also in charge of Group Marketing.
- Since the acquisition in July 2004 of the Bühler Group's Actuators Division for automotive air-conditioning systems, Marc-Olivier Lorenz, Manager of the Automotive Division, has been responsible for automotive business in North America.
- With effect from March 31, 2005, Ted Ristoff has retired and therefore left the Group Management. Daniel Hirschi has taken over management of the Industry Division's North American activities on an interim basis.

THANK YOU

The Board of Directors and the Group Management thank all staff for their commitment, loyalty and professionalism. We recognise that, in implementing our growth strategy, they are the most important success factor. This gratitude, of course, also extends to our business partners; their confidence in our products and services is the basis of sustained business success. We thank our shareholders for the continued confidence they have shown in our company in 2004.



Andreas Ocskay
Chairman of the Board of Directors



Daniel Hirschi
Chief Executive Officer and Delegate of the Board of Directors

Saia-Burgess Share


Development of stock market share price
CHF
750
700
650
600
550
500
450
1/04
2/04
3/04
4/04
5/04
6/04
7/04
8/04
9/04
10/04
11/04
12/04
Saia-Burgess registered share
SPI
Small Cap Index

The Saia-Burgess share in comparison to the SPI and the Vontobel Small Cap Index from January to December 2004 in CHF.

Source: Datastream

The Saia-Burgess share price developed significantly better than the SPI.

Stock market prices

CHF	2000	2001	2002	2003	2004
High	790.00	705.00	520.00	472.00	732.00
Low	553.00	330.00	323.00	215.00	462.00
Year-end	630.00	480.00	340.00	472.00	680.00

Stock market capitalisation

CHF million	2000	2001	2002	2003	2004
High	482	431	318	288	449
Low	337	201	197	131	283
Year-end	384	293	208	288	417

Share indicators

CHF	2000	2001	2002	2003	2004
Earnings per share	43.72	30.55	37.71	34.22	43.11
Diluted earnings per share [2]	43.31	30.49	37.68	34.13	42.64
Equity per share	177.60	196.30	228.18	260.72	296.74
Dividend per share	10.00	10.00	10.00	10.00	12.50[1]
Payout ratio, in %	22.9	32.7	26.5	29.2	29.0
Number of shares issued	610,000	610,750	610,750	610,750	613,450
Cash Flow per share [2,3]	74.48	74.61	84.53	81.69	94.68

[1] Application to the Annual General Meeting on May 19, 2005.

[2] Based on the weighted average number of shares outstanding less treasury shares.

[3] Defined as net income plus depreciation and amortisation, divided by average number of shares.

Stock market trading

The registered shares are quoted on the SWX Swiss Exchange under securities number 873861. The stock market symbol used by Telekurs, Reuters and Bloomberg is SBEN.

Key Figures

CHF ,000	2000	2001	2002	2003	2004
Sales	**382,692**	**458,562**	**468,874**	**490,248**	**568,350**
Change on previous year, in %	17.7	19.8	2.2	4.6	15.9
Earnings before interest, tax, depreciation and amortisation (EBITDA)	**57,929**	**61,962**	**66,227**	**62,005**	**72,799**
Change on previous year, in %	19.0	7.0	6.9	–6.4	17.4
as % of sales	15.1	13.5	14.1	12.6	12.8
Earnings before interest, tax and amortisation (EBITA)	**39,896**	**40,118**	**42,472**	**38,597**	**47,169**
Change on previous year, in %	21.7	0.6	5.9	–9.1	22.2
as % of sales	10.4	8.7	9.1	7.9	8.3
Earnings before interest and tax (EBIT)	**39,170**	**35,087**	**37,529**	**32,898**	**41,064**
Change on previous year, in %	20.5	–10.4	7.0	–12.3	24.8
as % of sales	10.2	7.7	8.0	6.7	7.2
Personnel costs	**130,912**	**151,005**	**147,856**	**153,084**	**172,490**
as % of sales	34.2	32.9	31.5	31.2	30.3
Added value/employee cost	**1.9**	**1.9**	**1.9**	**1.8**	**1.9**
Research and development expenditure	**19,516**	**26,738**	**26,845**	**28,240**	**31,182**
as % of sales	5.1	5.8	5.7	5.8	5.5
Depreciation of tangible fixed assets as % of the average net book value	**16.1**	**17.3**	**18.2**	**18.2**	**18.5**
Investments in tangible fixed assets	**26,321**	**24,580**	**20,907**	**23,943**	**29,050**
as % of sales	6.9	5.4	4.5	4.9	5.1
Cash flow from operating activities	**38,705**	**33,683**	**42,876**	**49,257**	**47,020**
Free cash flow (excluding acquisitions)	**12,426**	**9,463**	**22,681**	**26,350**	**19,671**
Operating capital employed	**167,337**	**282,582**	**274,425**	**271,929**	**315,424**
Equity ratio, in %	**41.3**	**31.9**	**37.1**	**40.8**	**41.0**
Interest cover (EBIT/interest expense, net)	**11.5**	**3.6**	**6.4**	**7.5**	**8.6**
Net income	**26,671**	**18,618**	**22,928**	**20,786**	**26,346**
Change on previous year, in %	23.1	–30.2	23.1	–9.3	26.8
as % of sales	7.0	4.1	4.9	4.2	4.6
Balance sheet total 31.12.	**262,481**	**375,566**	**376,119**	**389,897**	**444,378**
Total shareholders' equity 31.12.	**108,330**	**119,655**	**139,363**	**159,235**	**182,036**
Average number of employees	**2,457**	**2,898**	**2,841**	**3,009**	**3,630**
Number of employees as at 31.12.	**2,438**	**2,875**	**2,809**	**3,185**	**3,719**

Financial and Operational Review by the Group Management

In 2004, Saia-Burgess greatly improved its sales and income situation. This was mainly driven by strong internal growth and two acquisitions that are important for future development.



Daniel Hirschi, Chief Executive Officer and Board Delegate

Preben Sundenaes, Chief Financial Officer (all: from left to right)

Peter-André Schmid, Director Corporate Services

Valeria Poretti-Rezzonico, Director Communication and Marketing

Marc-Olivier Lorenz, Director Automotive Division

Jürgen Lauber, Director Controls Division

Anthony Smith, Director the Industry Division

ECONOMIC ENVIRONMENT

In Europe, the upturn that characterised the first few months in 2004 slowed down from June onwards. Economic growth slackened again and consumer behaviour recovered only slowly. The EU's expansion to Eastern European countries contributed to a stabilisation of the Eastern European national economies. In the US, both consumers and companies have a positive view of the future. The South East Asian national economies continue to be robust particularly in China, where the growth rate was again impressive at 9.5 per cent.

The fourth quarter of 2004 was characterised by two issues: the rise in oil prices and uncertainty regarding future economic development. Saia-Burgess assumes that the economy – regardless of any existing uncertainties – will continue to grow, however, probably at a slower pace than in the first half year of 2004. Taking this into consideration, Saia-Burgess is confident that it will be able to continue its growth strategy in 2005.

SALES

In 2004, sales rose by 15.9 per cent to CHF 568.4 million (CHF 490.2 million). Growth net of acquisitions and measured in local currency amounted to 8.0 per cent.

Currency impact

In 2004, the negative currency impact on sales amounted to CHF 4.3 million (CHF 9.8 million) or 0.9 per cent (2.1 per cent).

Sales


CHF million
600
500
400
300
200
100
0
2000
2001
2002
2003
2004

Sales by division


3
1
2
1 Automotive 54.2%
2 Industry 37.3%
3 Controls 8.5%

Sales by region


4
1
3
2
1 EU 67.2%
2 Other Europe 6.5%
3 North America 20.2%
4 Rest of the world 6.1%

Internal growth

Internal growth amounted to 8.0 per cent of sales measured in local currency. By introducing new products and applications and expanding its geographic presence, Saia-Burgess was able to enter new markets and strengthen its market position.

In the Automotive Division, the trend towards door locking subsystems once again increased. Saia-Burgess offers door locking subsystems with up to four micro-switches per subsystem for the C1-platform. From 2005 onwards, this platform will be further expanded in order to encompass additional vehicles. At the end of 2004, ArvinMeritor selected Saia-Burgess as their sole supplier of door locking subsystems for the Asian Ford Focus door lock that will be produced in China from 2005.

The Industry Division improved its position in the main market HVAC (heating/ventilation/air-conditioning) for stepper motors particularly in France, the Netherlands and Italy. It also secured additional market share with microswitches both for domestic appliances and industry equipment such as circuit breaker switches.

The Controls Division developed exclusively through internal growth. Large infrastructure automation projects and strengthening of business relations with large customers in Processing Controls had a positive influence on the division's growth, particularly in Europe.

Growth through acquisitions

In 2004, acquisitions contributed CHF 42.9 million (8.8 per cent) to currency-adjusted sales. The impact of the four acquisitions is as follows:

- CHF 6.4 million from the activities taken over from Otehall Switches Ltd. and Otehall Tooling Ltd. (UK) in December 2003. Otehall's broad range of switches was an ideal complement to the product range. Otehall's production was integrated into the Saia-Burgess plants in 2004.
- CHF 1.9 million from Cetronic AG, whose remaining share of 80 per cent was acquired as of July 1, 2004.
- CHF 29.2 million from Bühler's actuator division in Cary (North Carolina, USA) acquired on July 1, 2004. With this acquisition, the automotive business in North America was further expanded, and the Automotive Division has thus created the conditions for building up its own organisation in the USA. Through this acquisition, the Group became the leader in actuators for car air-conditioning systems and is now also able to offer DC-technology to customers in Europe and Asia.
- CHF 5.4 million from the synchronous motors and motor gearbox business acquired on August 1, 2004, from Sick/Stegmann GmbH & Co. KG in Donaueschingen (Germany). Approximately half of the sales were generated through HVAC, which clearly cemented the division's position in the market.

Geographic main markets

Although to varying extents, sales increased in all main markets.

In Germany, internal growth amounted to 3.0 per cent as a result of increased activities in the Automotive Division.

In France, 9.3 per cent of the sales increase is a result of the acquisitions of Bühler and Sick/Stegmann.

In the UK, the increase in sales due to the acquisition of Otehall and Sick/Stegmann amounted to 30.9 per cent.

In the remaining EU countries, the strong growth was a consequence of the new member states and their sales increase in 2004, particularly in automotive switches in the Czech Republic and Slovakia. Moreover, the Automotive and Industry Divisions experienced increases in sales in Spain.

In North America, the sales increase consists of a total of 24.8 per cent from the Bühler acquisition (25.5 per cent), internal growth (7.4 per cent) offset by a negative currency impact (8.1 per cent). Both the Industry and the Automotive Division contributed to internal growth.

In Switzerland, the Controls Division was the main contributor to the overall internal growth of 8.3 per cent. Growth through acquisition relates to Cetronic and Sick/Stegmann.

In Asia, the Automotive Division's success with the door locking subsystem and the very strong growth in the Industry Division, partly due to relocations of production facilities of customers, generated an increase in internal sales growth of 62.0 per cent.

				Change on previous year	
CHF million	2003	2004	Internal growth	Currency	Acquisitions
Germany	175.7	186.4	5.3	1.6	3.8
France	56.9	64.2	1.6	0.4	5.3
Italy	36.0	36.0	−1.0	0.5	0.5
UK	22.0	29.5	-0.1	0.8	6.8
Other EU	30.7	65.9	19.6	14.9	0.7
Switzerland	23.7	27.9	2.0	0.0	2.2
Other Europe	23.5	8.8	-0.7	−14.0	0.0
North America	92.1	115.0	6.8	-7.4	23.5
Asia	16.3	25.5	10.1	−1.0	0.1
Rest of the world	13.3	9.2	-4.1	0.0	0.0
Total	**490.2**	**568.4**	**39.5**	**−4.2**	**42.9**

Sales in the EU in 2003 do not include the new EU member states.

GROSS PROFIT

Overall, the Group's gross profit increased by CHF 22.2 million to CHF 155.4 million (133.2 million). The gross margin improved by 0.1 percentage points, from 27.2 per cent to 27.3 per cent. The additional gross profit from the acquisitions amounted to CHF 7.1 million. Net of acquisitions, the gross margin amounted to 28.2 per cent.

Various factors contributed to an improvement in the gross margin: for the Automotive Division, it was the increased share of switches and door locking subsystems, which are sold at a higher margin than motors; for the Industry Division, it was price and productivity increases. Targeted measures in material purchasing partially made up the increase in raw material prices in 2004. As to the production cost, further optimisation and the sales-related higher absorption of fixed cost compensated for the pressure on sales prices. The gross profit of the acquired businesses is expected to increase upon full integration.

PROFITABILITY

EBIT

Cost structure of the Group

as % of sales	2003	2004
Material	43.3	44.4
Personnel costs	31.2	30.3
Depreciation	4.8	4.5
Other expenses	13.0	12.4
Operating income	7.7	8.3

Changes in the main cost components took different courses: increased use of materials was mainly a consequence of the introduction of new products in the Automotive Division. The personnel expenses as a proportion of sales were reduced due to an expansion of production facilities in low-cost countries.

Overall, operating expenses increased by 13.7 per cent from CHF 95.3 million to CHF 108.3 million. This increase is mainly the result of the acquisitions (CHF 5.1 million) and one-off expenses (CHF 1.8 million) related to the integration of the Otehall business and the reduction and relocation of the facilities in North America.

Sales and marketing costs rose by 5.3 per cent, from CHF 39.4 million to CHF 41.5 million. The higher expenses arising from the introduction of new products to the market, particularly in the Controls Division, and increased sales and marketing activities were largely compensated for by an optimisation of the sales organisation. The acquisitions had only a minor impact. Research and development expenses rose by 10.4 per cent, from CHF 28.2 million to CHF 31.2 million. This is mainly due to various new developments in the Automotive Division as well as the acquisitions (CHF 1.2 million). Research and development expenses amounted to 5.5 per cent of sales (5.8 per cent). Administration and other operating expenses increased by 29.0 per cent, from CHF 27.6 million to CHF 35.6 million. Net of the increase due to acquisitions of CHF 3.3 million and the reorganisation costs of CHF 2.2 million, the increase amounted to 9.1 per cent. Besides the general, growth-related increase in costs, additional infrastructure costs related to the improvement of the Hatvan facility were incurred. The negative currency impact from the operational business amounted to CHF 2.5 million, the same as in the previous year. Other expenses and income consists of foreign exchange gains on loans of CHF 0.6 million (CHF 1.4 million) and the net loss from investments in associated companies of CHF 0.5 million (net loss CHF 0.7 million). The net loss from investments in associated companies contains the pro rata loss and the goodwill amortisation of MiCS of CHF 1.2 million (CHF 1.8 million) offset by the income from the companies in Asia of CHF 0.7 million (CHF 1.1 million).

EBITA


CHF million
50
40
30
20
10
0
2000
2001
2002
2003
2004

EBITA by division


3
4
1
2

1 Automotive 58.1%
2 Industry 32.6%
3 Controls 9.1%
4 Other 0.2%

Net income


CHF million
30
20
10
0
2000
2001
2002
2003
2004

In 2004, EBITA increased by 22.2 per cent, from CHF 38.6 million in 2003 to CHF 47.2 million. The EBITA margin reached 8.3 per cent (7.9 per cent). Amortisation of intangible assets amounted to CHF 6.1 million. The goodwill resulting from the acquired businesses in 2004 was not amortised. As at the end of the year, it was deemed unimpaired.

EBIT increased by 24.8 per cent in 2004, from CHF 32.9 million to CHF 41.1 million. The EBIT margin amounted to 7.2 per cent (6.7 per cent).

Net income

Finance expense increased by 8.2 per cent, from CHF 4.4 million to CHF 4.8 million. This increase is partly the result of borrowed funds that rose due to the acquisitions and the related increase in the LIBOR margin from 0.9 per cent to 1.0 per cent. The Group has hedged part of the interest rate risks with interest rate derivatives. The fair value adjustment and the pro-rata amortisation of transaction costs are recorded in the finance expense and are also a reason for the increase.

Net income increased by 26.8 per cent, from CHF 20.8 million to CHF 26.3 million. This led to a profit per share of CHF 43.11 (CHF 34.22). The diluting effect was only minor and amounted to CHF 0.47 per share. The profit per share was based on the net income as disclosed in the income statement.

PERSONNEL DEVELOPMENT

Employees by region and business function as of 31.12.2004:

Number of employees


4,000
3,000
2,000
1,000
0
2000
2001
2002
2003
2004

	2003	2004	Change
Switzerland	561	590	29
Germany	671	663	-8
Great Britain	395	362	-33
Hungary	766	947	181
Other Europe	81	233	152
Africa	262	228	-34
America	376	546	170
Asia	73	150	77
Group	**3,185**	**3,719**	**534**

	Automotive Division	Industry Division	Controls Division	Group 2004	Group 2003
R&D + TC	136	98	49	283	260
Production	1,366	1,045	5	2,416	1,992
Sales	32	142	89	263	257
Other	380	341	36	757	676
Total	**1,914**	**1,626**	**179**	**3,719**	**3,185**

Employees by region


4
5
1
3
2

1 EU 59.3%
2 Other Europe 15.9%
3 North America 14.7%
4 Asia 4.0%
5 Rest of the world 6.1%

As at December 31, 2004, Saia-Burgess had 3,719 employees (3,185). The increase of 534 employees is partly the result of the acquisitions of Bühler North America (153 persons) and Sick/Stegmann (153 persons in Poland), and also the consequence of the expansion of the facilities in Hatvan (Hungary) and Guangzhou (China). By further focusing on activities in low-cost locations, the cost pressure on production was offset. Overall, personnel expenses increased from CHF 153.1 million to CHF 172.5 million, by CHF 19.4 million, of which CHF 9.9 million are acquisition related.


Research and development
CHF ,000
30,000
25,000
20,000
15,000
10,000
5,000
0
2002
2003
2004
Total
Automotive
Industry
Controls


Investments in tangible fixed assets
CHF ,000
30,000
25,000
15,000
20,000
10,000
5,000
0
2002
2003
2004
Total
Automotive
Industry
Controls


Depreciation and amortisation
of tangible fixed assets
CHF ,000
30,000
25,000
20,000
15,000
10,000
5,000
0
2002
2003
2004
Total
Automotive
Industry
Controls

INVESTMENTS IN RESEARCH AND DEVELOPMENT

Investments in research and development amount to approximately 5 per cent of sales, in line with the Group's strategy. This is an increase of CHF 2.9 million compared to the previous year and is mainly the result of intensive development activities in the Automotive Division. Research and development is primarily related to a new generation of actuators for air-conditioning and headlight adjustment, but also to the expansion of the switch business. The Industry Division invested in the development of customer-specific stepper motors for various OEMs in the HVAC market. Moreover, the division continued its development of the new generation of synchronous and stepper motors as well as linear solenoids for the European market. With regard to switches, a number of new product families were developed in order to increase competitiveness particularly in the domestic appliances sector. The Controls Division brought several projects to their pilot phase in 2004 and thus secured for itself future business opportunities.

INVESTMENTS IN PROPERTY, PLANT AND EQUIPMENT

The annual target for investments in property, plant and equipment amounts to a minimum of 5 per cent of sales. In 2004, the investment focus was directed at complementing the core range of products, technology, and the improvement and optimisation of the production capacities in Ózd, Murten, Gateshead, Cary and Guangzhou. The Automotive Division invested in a product line for the new motor generation in Murten and North America. The Industry Division invested in all stages of production such as press and moulding machines, tools and assembly equipment and related equipment and processes in order to increase its productivity and enhance the quality of its products.

FINANCIAL POSITION

Liquidity and capital resources

In 2004, the consolidated cash balances decreased by CHF 1.4 million, from CHF 23.5 million to CHF 22.1 million.

The operating cash flow before changes in working capital increased by CHF 9.3 million. The improvement is the result of the increase in earnings before interest, tax, depreciation and amortisation (EBITDA) which is mainly due to the growth in sales.

Cash flows from operating activities include an increase in working capital from CHF 56.2 million to CHF 76.7 million. This rise is partly the consequence of the acquisitions but also relates to the increased requirement for inventories at the major production facilities as to support the increase in sales. Intensified utilisation of cash resources was partly compensated for by cash provided from advance payments for tools and VAT receivables.

The cash flow from operating activities dropped by CHF 2.3 million in comparison to the previous year, mainly as a consequence of tax payments that increased from CHF 6.5 million to CHF 9.4 million. Despite an increase in borrowings, the outflow of funds for interest increased only slightly by CHF 0.4 million, due to the fact that the refinancing was only completed in the middle of the business year, and that favourable interest rates continued to prevail.

Cash outflow from investing activities increased from CHF 26.3 million to CHF 71.3 million in 2004. This amount is composed of CHF 27.8 million (CHF 23.8 million) net investments in property, plant and equipment, CHF 0.4 million (CHF 0.9 million) income from dividends of associated companies, and CHF 43.9 million (CHF 3.4 million) net allocation of resources for acquisitions.

Higher investments in property, plant and equipment of CHF 5.4 million mainly served to fund capacity increases, but also related to the development of the production line for the new generation "Matchbox" stepper motor for the US market. The net allocation of resources for acquisitions of CHF 43.9 million consists of the increased participation in MiCS of CHF 0.9 million (CHF 1.0 million), the final instalment for Cetronic of CHF 2.5 million (CHF 0.9 million) and the outflow of funds for the two acquisitions in 2004; CHF 33.9 million for Bühler and CHF 6.5 million for Sick/Stegmann.

Cash inflow from financing activities of CHF 46.4 million is mainly related to funding obtained for the two acquisitions completed during the year. The existing indebtedness to banks was refinanced as of June 25, 2004, in order to obtain the additional funds of approximately CHF 40 million needed for financing the acquisitions. Under the new loan agreement, the credit line for working capital requirements was also increased by CHF 10.0 million.

Free cash flow



CHF million
30
25
20
15
10
5
0
2000
2001
2002
2003
2004

Free cash flow, defined as cash flow from operating activities less cash flow from investing activities net of acquisitions dropped by CHF 6.7 million, from CHF 26.4 to CHF 19.7 million. The increased cash flow before changes in working capital was not sufficient to compensate for the increased need for working capital and investment activities.

CHF million	2003	2004	Change on previous year
Operating cash flow before working capital changes	63.5	72.8	+9.3
Cash generated from operations	60.1	61.1	+1.0
Cash flow from operating activities	49.3	47.0	-2.3
Cash flow from investing activities	-26.3	-71.3	-45.0
Cash flow from financing activities	-22.9	23.5	+46.4

Asset and capital structure

Net indebtedness increased by CHF 24.3 million as a result of the refinancing of the bank credit facility, but the Group continued however to benefit from a favourable CHF/USD exchange rate. In order to limit the currency risk, the new loans in the total amount of approximately CHF 40 million were borrowed in the currencies of the acquired companies (USD and EUR). Both the refinanced and the new loans are to be repaid within 5 years. Indebtedness rose by 6.7 percentage points to 59.6 per cent in 2004. Shareholders' equity increased by CHF 22.8 million, this however was not sufficient to offset the gearing effect of the borrowed funds. The Group's capital structure is as follows:

CHF million	2003	2004
Cash	23.5	22.1
Borrowings	107.7	130.6
Net debt	**84.2**	**108.5**
Shareholders' equity	159.2	182.0
Total capital employed	**243.4**	**290.5**
Gearing (net debt/shareholders' equity)	52.9%	59.6%
Net debt/total capital employed	34.6%	37.3%

Sales


CHF million
600
500
400
300
200
100
0
2002
2003
2004
Total
Automotive
Industry
Controls

DIVISIONAL PERFORMANCE

The significant increase in the Group's sales is the result of the consistent focus of all divisions on comfort and safety applications and strategic risk diversification. Overall, variations in performance in the relevant markets and the geographic regions balanced out favourably. These variations are reflected in the figures of the individual divisions.

AUTOMOTIVE DIVISION

After the acquisition as of July 1, 2004, the European operations of the Bühler Actuator division were integrated into the plants in Ózd (Hungary) and Murten (Switzerland).

EBITA


CHF ,000
30,000
25,000
20,000
15,000
10,000
5,000
0
2002
2003
2004
Total
Automotive
Industry
Controls
Other

Sales

Compared to the previous year, sales increased by 22.1 per cent. Thanks to the positive growth of various models, actuator sales increased. Likewise, sales in door locking subsystems rose significantly.

						Change on previous year		
CHF million	2000	2001	2002	2003	2004	Internal growth	Currency	Acquisitions
Sales	**192.9**	**205.4**	**233.2**	**252.5**	**308.2**	**27.9**	**−1.4**	**29.2**
change in %	+22.8	+6.5	+13.5	+8.3	+22.1	+11.1	−0.6	+11.6
Gross profit	**39.5**	**41.0**	**49.9**	**50.5**	**64.5**	**8.6**	**−0.2**	**5.6**
as % of sales	20.5	20.0	21.4	20.0	20.9			
EBITA	**14.8**	**16.0**	**20.0**	**19.8**	**27.4**	**6.0**	**−0.8**	**2.4**
as % of sales	7.7	7.8	8.6	7.8	8.9			
Capital expenditures	**17.6**	**13.4**	**12.1**	**16.2**	**19.9**			
as % of sales	9.1	6.5	5.2	6.4	6.5			
Research & development	**9.3**	**11.8**	**12.6**	**13.0**	**15.9**			
as % of sales	4.8	5.7	5.4	5.2	5.2			
Number of employees	**1,136**	**1,265**	**1,304**	**1,590**	**1,914**			
change in %	+13.4	+11.4	+3.1	+21.9	+20.4			

Compared to 2004, the worldwide automotive production remained at a constant level. Overcapacity in the automotive industry resulted in ongoing pressure on sales prices.

Gross profit

Continued pressure on sales prices was largely compensated for by targeted measures to contain purchase costs and higher volumes. The higher proportion of switches in the Division's gross sales resulted in an improved gross margin.

EBITA

Excluding the Bühler acquisition, EBITA amounted to 8.9 per cent (7.8 per cent) of sales, which corresponds to an increase of 1.1 percentage points compared to the previous year. In 2004, the Division mainly concentrated on the development of a new generation of actuators for the climate control and headlight adjustment segments. This resulted in an increase of CHF 2.9 million in research and development expenses in 2004, adjusted by acquisitions.

Investments in property, plant and equipment

Investments in property, plant and equipment amounted to 6.5 per cent of sales. In 2004, the capital expenditure focus was set on tools to facilitate a higher volume of production, the enlargement of the Hungarian plant in Hatvan and the development of a new product line for the new generation "Matchbox" stepper motor for Murten and the US.

Employees

The increase by 20.4 per cent to 1,914 employees is due to the Bühler acquisition and the extension of the Hungarian plant in Hatvan. In Ózd (Hungary), the increased motor production also resulted in a higher number of personnel.

INDUSTRY DIVISION

Europe and Asia

Despite ongoing production transfers of customers from Europe to Asia, sales increased in Europe, even excluding acquisitions. In the motor segment, the new product lines, which had already been developed and were made ready for mass production in the previous year, contributed to gaining market share in Europe, regardless of acquisitions.

In the first half-year, the switch business developed positively, but tended to flatten-out in the second half-year.

In 2004, the economic situation in the industry business has not changed significantly.

North America

In North America, various new solenoids were introduced and the development of new, rapidly growing markets – including medical technology, conveyer and stacking systems, security systems – was pushed intensively. Furthermore, the business aims at repeating its European success with actuators for applications in the HVAC segment to North America. Thanks to careful planning, all product lines of the Rockville plant were successfully integrated into the Vandalia plant in the first half-year of 2004, and the Rockville site was closed.

Sales

In 2004, the acquisitions of Sick/Stegmann (CHF 5.4 million), Otehall (CHF 6.4 million) and Cetronic (CHF 1.9 million) contributed to an increase in sales by 7.1 per cent. Adjusted for acquisitions, the motors segment in particular, recorded substantial growth rates, which, overall, resulted in a balanced development of sales from internal and acquisition-related growth. In Switzerland, a major new customer was won for the electronic products section. By obtaining a contract to supply valve drives for boilers, the Industry Division became a leading supplier in this area.

						Change on previous year		
CHF million	2000	2001	2002	2003	2004	Internal growth	Currency	Acquisitions
Sales	145.2	208.2	193.1	191.8	211.8	9.6	-3.3	13.7
change in %	+34.5	+43.4	-7.3	-0.7	+10.4	+5.0	-1.7	+7.1
Gross profit	47.9	56.9	54.0	55.9	62.0	5.2	-0.6	1.5
as % of sales	33.0	27.3	28.0	29.2	29.3			
EBITA	20.6	16.7	15.9	14.1	15.4	4.7	-0.5	-2.9
as % of sales	14.2	8.0	8.2	7.3	7.2			
Captial expenditures	7.1	10.2	7.1	6.7	8.0			
as % of sales	4.9	4.9	3.7	3.5	3.8			
Research and development	4.4	8.5	8.5	8.8	9.0			
as % of sales	3.0	4.1	4.4	4.6	4.2			
Number of employees	1,125	1,428	1,331	1,422	1,626			
change in %	+4.7	+26.9	-6.8	+6.8	+14.3			

Gross profit

As planned the Sick/Stegmann products were affected by a significant level of material costs in the initial stage of the transfer, which led to pressure on the gross margin in the second half-year. This pressure was more than balanced out by price and productivity increases.

EBITA

In 2004, the EBITA margin was on the level of the previous year and amounted to 7.2 per cent (7.3 per cent). Adjusted by acquisitions, it increased to 9.0 per cent. Due to integration costs, the acquisitions reported a loss for the first year. The closure of the Rockville (USA) plant also resulted in additional costs. Adjusted for these non-recurring expenses of CHF 4.3 million, the EBITA margin amounted to 9.7 per cent.

Investments in property, plant and equipment

A total of 3.8 per cent of sales were invested in property, plant and equipment. In 2004, the focus was on the redesign of equipment for domestic appliance switches and on investments in a new subsystem for valve drives for boilers.

Employees

The number of employees increased by 14.3 per cent to 1,626 employees. This is mainly a result of the acquisition of Sick/Stegmann and the expansion of the production in Guangzhou (China). In the context of the integration of Otehall, 32 jobs were eliminated in Great Britain.

CONTROLS DIVISION

Sales

As a result of the saturation of their main markets, the competition now tends increasingly to enter the niches inhabited by the Division. The market for infrastructure automation developed favourably in 2004. Large projects such as the Lötschberg base tunnel

In Europe, the main business area of the Division, the economic environment developed only hesitantly, unlike the USA and Asia.

(basic alpine crossing) are sustainable and will have a positive impact on the results in 2005. In the market for processing controls, besides expanding its activities with existing OEMs, the Group was able to attract the attention of new, significant OEMs from other areas for the mechanical engineering products of the Division.

							Change on previous year	
CHF million	2000	2001	2002	2003	2004	Internal growth	Currency	Acquisitions
Sales	44.6	45.0	42.6	45.9	48.4	2.0	0.5	0.0
change in %	–25.8	+0.9	–5.2	+7.8	+5.2	+4.2	+1.1	0.0
Gross profit	26.8	26.3	25.4	26.8	28.9	1.7	0.4	0.0
as % of sales	60.1	58.5	59.6	58.3	59.7			
EBITA	4.1	3.6	2.6	4.1	4.3	–0.1	0.3	0.0
as % of sales	9.1	8.0	6.2	8.9	8.9			
Capital expenditures	1.6	1.0	1.4	1.0	1.2			
as % of sales	3.7	2.1	3.3	2.2	2.4			
Research and development	5.8	6.5	5.8	6.4	6.3			
as % of sales	13.0	14.4	13.4	13.9	12.9			
Number of employees	177	182	174	173	179			
change in %	–33.7	+2.8	–4.4	–0.6	+3.5			

Gross profit

The gross margin improved by 1.4 percentage points, which is mainly a result of the higher absorption of fixed costs due to the increased sales. The product mix hardly changed compared to the previous year and had only a minor influence on the margin. Moreover, due to optimisation in the logistics area, the costs of transport were maintained at the level of the previous year, despite the sales increase.

EBITA

Increased sales and marketing activities in connection with the introduction of new product lines and the strengthened sales organisation resulted in increased operating expenses. The EBITA margin amounts to 8.9 per cent, the same as in the previous year, as the rise in expenses was offset by the higher gross margin.

Investments in property, plant and equipment

Compared to the previous year, the investments remained almost at the same level at CHF 1.2 million and mainly relate to tools for the new PCD3 line and the optimisation of the infrastructure.

Employees

In 2004, the sales force and the development department were reinforced. Overall, the number of employees increased by 3.5 per cent to 179 employees.

OUTLOOK 2005

In 2005, the uncertainties as to the price movements of oil and other raw materials will be one of the main focal points. While consumers will only marginally be affected by yet another increase in prices, the impact on the industry will be much more direct. Ongoing pressure on prices will most likely lead to market caution for capital expenditures as well as the creation of employment and negatively influence a dynamic economic trend.

Further growth, additional profitability.

Despite these unpredictable events, Saia-Burgess is confident to succeed in continuing to realise its growth strategy in 2005. Due to the favourable sales development in 2004 and the satisfactory volume of incoming orders, the Group expects the current year to be characterised by further growth and enhanced profitability. The integration of the acquired operations of Bühler and Sick/Stegmann progresses according to plan. Completing this integration is one of the key tasks in the current year for the Group Management.

Markets

Saia-Burgess has concentrated its activities on expanding segments of the automotive, industrial and infrastructure automation markets.

MARKET FOCUS OF THE DIVISIONS

The three divisions focus on their specific sales markets. The way they deal with these markets is characterised by closeness to customers, industry-specific knowledge of applications, and partnership with customers developed over many years.

Automotive Division share of total sales amounting to CHF 568.4 million


1
2

1 Automotive Division sales CHF 308.2 million

2 Other sales CHF 260.2 million

Automotive Division share of total EBITA amounting to CHF 47.2 million


1
2

1 Automotive Division EBITA CHF 27.4 million

2 Other EBITA CHF 19.8 million

AUTOMOTIVE DIVISION

In Europe and the NAFTA zone, there are two trends influencing future development of the automotive industry: on the one hand, the constant call for new vehicle concepts and, on the other, the steadily increasing demand for equipment in all classes of vehicle, especially in the areas of comfort and safety. Worldwide, the automotive industry will show future annual growth of 1 to 1.5 per cent. Over the next ten years, significant growth in volume terms will primarily occur in Asia, Eastern Europe and Latin America. Manufacturers and suppliers in saturated markets are under pressure constantly to launch new vehicle concepts, and this will trigger radical changes in the industry. The supplier industry is given a genuine push for growth, because it can develop and produce vehicle sub-assemblies, modules and subsystems to an even greater extent. Estimates assume that, by 2010, from today's total of 10,000 suppliers, only around 2000 will remain and that there will be between 250 and 450 system suppliers. To satisfy the sophisticated needs of automotive manufacturers, further consolidation will take place among suppliers.

Because Saia-Burgess has well developed competencies, global presence and production capabilities in low-wage economies, this company will be one of the remaining suppliers. The Automotive Division aims to hold a position of market leadership in three main application areas: air-conditioning systems, headlamp adjustment and door locking systems, which generate more than 80 per cent of the Division's sales.

AIR-CONDITIONING SYSTEMS

Products and applications

Saia-Burgess supplies actuators for flaps and sensors for measuring air quality and temperature. Actuators regulate air distribution in a vehicle and sensors measure temperature and air quality inside and outside the vehicle.

Growth potential

- Europe: The market grows as more private cars have air-conditioning systems, and as more actuators are used in the air-conditioning systems of mid- and upper-range cars. The trend is to move away from DC motors towards stepper motors.
- NAFTA: DC technology will remain dominant for the next few years. Overall demand for actuators – more comfort and safety – will grow. The level of automation in air-conditioning systems will increase.

Market position

The takeover of Bühler's Actuators Division has made Saia-Burgess the market leader for flap actuators in automotive air-conditioning systems. Higher production volumes will enable further consolidation of cost leadership, compared with the competition. Main competitors are CEI, TRW, Bosch, Sonceboz.

The trend towards more comfort and safety has a positive effect on the development of the Automotive Division.

HEADLIGHT ADJUSTMENT

Products and activities

Stepper motors regulate high-power xenon lamps in the vertical plane, providing the best possible road illumination without dazzling oncoming traffic. With manual adjustment, the headlights adapt to vehicle load when a drive is adjusted with a manual wheel. Automatic headlamp adjustment (mandatory when xenon lamps are used) checks the attitude of the vehicle when the engine starts up and corrects headlight position accordingly. Dynamic regulation, in addition, corrects headlight position when the vehicle accelerates or brakes.

For cornering light applications, stepper motors adjust headlights in the horizontal plane, so that the cone of light follows the road when driving round corners.

The adaptive front-light system (AFS) uses stepper motors or solenoids to adjust various light functions: adapting the cone of light for driving in towns, on country roads, motorways and in bad weather.

Share of sales by region


4
1
3
2
1 EU 75.9%
2 Other Europe 1.5%
3 NAFTA 18.1%
4 Rest of the world 4.5%

Sales by main application areas


1
4
3
2
1 Air-conditioning systems 56.0%
2 Headlight adjustment 10.0%
3 Door locking systems 19.0%
4 Other 15.0%

Growth potential

Saia-Burgess supplies stepper motors for vertical and horizontal headlight adjustment with integral electronics – from 2006 for coupling to a bus system. In Europe there is important growth potential for applications with headlamp adjustment and cornering lights. At first, this potential will be realised in the mid and upper ranges with xenon lights, and then extends to standard halogen headlights in all classes of vehicle. The cornering light module will also be the basic module of the future, driving technology in the headlight market. Stepper motors are the natural choice of drive for cornering lights.

Market position

For dynamic adjustment, Saia-Burgess is the clear number one in Europe, with an estimated market share of 60 per cent.
Main competitors are NMB, FDK, Sonceboz.

DOOR LOCKING AND LATCHING SYSTEMS

Products and activities

The main products are microswitches and microswitch subsystems for door locks. Their function is to determine the status of the latching mechanism and control individual latching functions.

Growth potential

The door locking segment offers Saia-Burgess disproportionately large growth, compared with the door lock market. This is because subsystems generate significantly higher value than individual switches. Manufacturers of door locking systems expect more from switch producers in the areas of design, production and assembly for complete door locks. This means that switch suppliers must in future also master such complex production methods as coating, lead-frame and innovative switch moulding/ casting technologies.

Market position

Saia-Burgess already occupies a prominent position and wants to be number one in Europe.

INDUSTRY DIVISION

Industry Division share of total sales amounting to CHF 568.4 million


1
2

1 **Industry Division sales** CHF 211.8 million
2 **Other sales** CHF 356.6 million

Industry Division share of total EBITA amounting to CHF 47.2 million


1
2

1 **Industry Division EBITA** CHF 15.4 million
2 **Other EBITA** CHF 31.8 million

In Europe, the focus is on replacing old technologies with new, innovative solutions and on marketing the greatly extended range that has resulted from acquisitions. In Asia, the domestic appliance market in particular still offers considerable possibilities. In North America there is major potential for switches and motors.

The Industry Division's markets are broadly defined by its three product groups: switches, motors and solenoids. The products concerned are either standard or customised, and 85 per cent of them are used in four main application areas, varying in importance depending on the geographical region.

Alongside wholly-owned sales companies, there is close cooperation with regional and interregional distributors or own-label partners on sales of standard products. We work with these partners to develop interesting possibilities, such as e-commerce with the cross-linking of Internet sites. An early example of this is the direct product links to a well-known and one of the largest distributors for electronic components in Europe.

MAIN APPLICATION AREAS

Europe – Sales by application area



1 Industry automation and equipment 28.0%
2 Domestic appliances 20.0%
3 HVAC 21.5%
4 Distributors 27.0%
5 Other 3.5%

North America – Sales by application area



1 Industry automation 25.0%
2 Domestic appliances 12.0%
3 Office equipment 15.0%
4 Distributors 13.0%
5 Other 35.0%

Industry automation and equipment

Machines, installations, industrial equipment, gates, awnings, electrical systems, material conveying and stacking systems: Saia-Burgess supplies them all with switches, motors and solenoids for motion-control applications and control/operator functions in industry automation. Counters, timers, control relays and customised electronic solutions control and monitor numerous processes.

Domestic appliances

Microwave ovens, extractor hoods, coffee machines, dishwashers, washing machines, small appliances, hand mixers, refrigerators, hand tools, cleaning appliances, vacuum cleaners and other domestic appliances: Saia-Burgess provides all of them, in various applications, with microswitches, rocker/push-button switches incorporating automatic on/off electronics, float switches, key buttons, motors and solenoids.

Heating, ventilation, air-conditioning (HVAC)

Heating systems, instantaneous water heaters/showers, ventilation systems, air-conditioning systems, sanitary appliances: in all these applications, motors and solenoids from Saia-Burgess position ventilation flaps and valves for gas and water. Microswitches recognise position and provide safety functions. In wall heaters, earlier basic positioning systems for gas and water valves are increasingly replaced with precision-adjustable stepper motors, while rotary switches are used to operate the devices.

Distributors

From the division's overall product range, standard products are marketed via specialised distribution channels. In North America, strong growth is expected in the area of distributors.

PRODUCTS

Share of sales by product



1 Switches 45.8%
2 Solenoids 20.5%
3 Motors 19.6%
4 Other 14.1%

Sales by region



1 EU 54.2%
2 Other Europe 9.4%
3 NAFTA 27.1%
4 Rest of the world 9.3%

Switches

The switch product group, with roughly a 46 per cent share of divisional sales, is the biggest area within the division. It can be divided into sub-groups: microswitches, manually operated switches and panel-mounted switches. Microswitches comprise the strongest segment within this product group, with 75 per cent of overall switch sales.

Microswitches

- Products and applications
  Microswitches are used for position recognition and control/operator functions in industry and building automation.
- Strategy
  Safeguard market leadership and competitiveness in Europe; use European reputation to win market share in Asia and North America.
- Market position
  In Europe, the acquisition of Otehall Products has further extended market leadership. Saia-Burgess is number one in Europe, with more than 25 per cent of the market. Main competitors: Cherry, Omron, Honeywell, Marquardt, Crouzet.

Manually operated switches

- Products and applications
  Primarily, rocker and push-button switches for use as mains power switches in domestic appliances, among other applications.
- Strategy
  Concentration on selected high-volume switches.
- Market position
  With a market share in Europe of approx. 3 per cent, regional differences are very large. In Germany, for example, a market share of around 7 per cent is achieved.
  Main competitors: Signalux, Arcolectric, Marquardt, Siber, Defond, Epiq.

Panel-mounted switches

- Products and applications
  Special control switches (illuminated or not; with or without text), emergency-off buttons and key switches, primarily used by manufacturers of control panels, but also frequently used in machine and system engineering and in the transport sector.
- Strategy
  Expand business with existing customers, who act as distributors to supply the smaller OEMs; and expand business with medium-to-large OEMs by exploiting the established sales network of Saia-Burgess.
- Market position
  Saia-Burgess has a share of approx. 7 per cent in the European panel-mounted switch market.
  Main competitors: Telemecanique, K. Moeller, EAO, Rafi.

In the areas of comfort and safety, the Industry Division has solid growth potential.

Motors

- Products and applications
  The motor range comprises stepper and synchronous motors (ranging in size from 13 to 60 mm) as well as the gears and control electronics that enable them, for example, to position ventilation flaps and gas or water valves.
- Strategy
  Flexibility in adapting to specific regional needs through expansion of innovation centres close to markets in Europe, Asia and North America.
- Market position
  The expanded product range that resulted from the acquisition of Sick/Stegmann's business, and the positive development of organic growth, have helped raise market share for miniature motors (stepper and synchronous motors) in Europe from around 11 per cent to over 15 per cent.
  Main competitors: Crouzet, Sonceboz, NMB, Airpax, FDK.

Solenoids

- Products and applications
  Solenoids are mostly used as actuating drives and latching systems in very diverse consumer and industrial applications, such as washing machines, refrigerators, blood analysers, all types of locking systems, gaming machines and mail sorting systems.
- Strategy
  Retain large share of the industrial market in the USA. Increase market share in Europe and Asia through know-how transfer and by setting up production lines in Europe and Asia.
- Market position
  Saia-Burgess is number one in the North American industrial market with a share of over 30 per cent.
  Main competitors: Deltrol, GW Lisk, Magnet Schultz.

CONTROLS DIVISION

The Controls Division is mainly active in Europe. To keep the OEM business with producers of series machines, the Controls Division intends to develop the Chinese market and exploit benefits from the opportunities of the local area for infrastructure automation. The Controls Division supplies standard and customised solutions for two market areas: processing controls and infrastructure automation.

Controls Division share of total sales amounting to CHF 568.4 million


1
2
1 Controls Division sales CHF 48.4 million
2 Other sales CHF 520.0 million

Controls Division share of total EBITA amounting to CHF 47.2 million


1
2
1 Controls Division EBITA CHF 4.3 million
2 Other EBITA CHF 42.9 million

MARKET AREAS

Processing controls

Processing controls regulate and control machines and equipment in production engineering. For this purpose, Saia-Burgess supplies PLCs, dedicated PLC-based controllers, and remote input/output stations for signals and control terminals. Customers include companies from almost all areas of production engineering: ceramics, plastics, metal processing, vehicle construction, food and luxury items. The products and services offered by Saia-Burgess are particularly attractive to manufacturers of machines and devices whose market differentiation relies on having products with an individual identity for their control engineering. Companies actively operating in after-sales business benefit from the fact that, through Saia-Burgess, they can utilise individual proprietary control technology, ensuring a strong customer bond.

Sales by market area


1
2
1 Processing controls 33.0%
2 Infrastructure automation 67.0%

Infrastructure automation

Infrastructure automation comprises the overall technical arrangements and support systems in a building. Saia-Burgess is active in this market segment both through project integrators in the systems business and by supplying OEM customers directly. The most important products include terminals and PLC/DDC, with project business additionally requiring engineering and visualisation tools, room controllers, actuators and sensors. The service and supply functions that affect processes include: electricity, gas, heating/cooling, storage, local materials transport, ventilation, waste disposal and basic infrastructure. Basic infrastructure refers to the provision or delivery of water, gas, heat, electricity, traffic links, and communications networks to users of a building.

Sales by region


3
4
1
2
1 EU 68.1%
2 Switzerland 18.8%
3 Other Europe 6.5%
4 Rest of the world 6.6%

CUSTOMER SUPPORT

Saia-Burgess, through its own sales personnel, deals with over 800 leading European customers. This broad customer base ensures a good spread of risk.

OEM customers are dealt with directly; project business via a network of over 400 independent system integrators.

OEM customers

Saia-Burgess deals with OEM customers in both market areas. The proportion of OEM business is greater in processing controls; the focus is on production engineering customers who want to develop their own control systems further and therefore seek a flexible, sound partner with in-house production of electronics and own development of all control elements.

Project business

Project business is centred on property and its equipment for people and production processes. Saia-Burgess, as the only automation supplier with a total range (terminals, controllers, software tools, visualisation software and field devices), has specialised in the service/supply infrastructure that surrounds actual processing activities. These markets are dealt with by system integrators: specialist engineering companies throughout Europe with excellent competency and closeness to their customers. Cooperation with many integrators is governed by contract and takes place under the "Controls Value Plus" name.

MARKET TRENDS

Technical trends

- Due to technological advances, power, speed and memory have recently lost ground as value factors. PLCs too now have enough of all three, and they are taken for granted by customers. As a result, the PC is increasingly losing its attraction compared with PLCs.
- The new PLC includes functions that previously were only available in PCs and network controllers (switches/routers).The new PLC is more of a computing and communicating machine than a switching machine.
- Increasingly, greater importance is attached to the man-machine interface when purchasing or system decisions are made.

Structural trends

- After a long period of outsourcing, the new trend among many engineering OEMs is now towards insourcing. This opens up major potential for system suppliers like Saia-Burgess.
- Due to the growing complexity associated with shorter innovation cycles in control technology, many large OEMs are withdrawing from the development of their own control technology and transferring it to a strategic partner.

ADDED VALUE CHAIN – AN EXAMPLE FROM THE AUTOMOTIVE DIVISION





ELD Motor

Actuating drive (linear actuator) for vehicle headlight adjustment. The picture shows the basic version of the ELD.

Product idea: A linear adjustment function must be built into a standard rotating motor via a spindle. The motor must be economical, fully automatic and capable of high-volume production.

Marketing

Product specifications are drawn up in close collaboration with the customer. A quotation is submitted with schedules, investments and prices, paying special attention to the requirements of the automotive industry.

Development

The new motor is developed on the basis of a standard motor and meets the automotive industry's special requirements concerning product reliability. During development, a particular challenge was the need for fully automated assembly that did without any welding processes. The implementation time for this project was extraordinary: only 18 months from initial customer contact to the start of production. Included in this period are the design, the construction of all resources for manufacturing plastic and metal parts, and the construction and commissioning of a fully automated production line.

Quality assurance

From the earliest conceptual stages, the product and its manufacturing technology are designed to meet automotive industry requirements (zero defects). The automatic assembly cell incorporates a test station that checks every motor against certain specifications (power, noise, regulating distance).



Purchasing

Central purchasing of copper wire and magnets for all motors produced in the Murten (Switzerland) and Ózd (Hungary) factories.

Production

Mass production on an automatic assembly machine, taking into consideration the strict quality demands of the automotive industry.

Sales and customer service

Just-in-time delivery of several millions of drives per year to headlight manufacturers in the automotive industry.

Products

The long-term success of Saia-Burgess will essentially be determined by its power to innovate when developing new products and solutions. The ability to innovate has a decisive effect on growth in sales and income.

Investment in development
Each year, at least 5 per cent of sales is channelled into the development of new products, which are rigorously oriented towards market requirements and customer needs. Alongside innovative standard products, new customised solutions are also developed in close cooperation with customers.

Share of sales by product category



1 Motors 40.4%
2 Solenoids 8.3%
3 Switches and sensors 38.1%
4 Electronic products 3.7%
5 Electronic controllers 8.5%
6 Other 1.0%

COMPONENTS AND SUBSYSTEMS

Saia-Burgess, together with its customers from the automotive, industry and infrastructure automation areas, develops and produces solutions to increase comfort, safety and economy. These solutions not only include components (actuators, switches electronic products and electronic controllers) but also subsystems. The growing trend among customers to demand subsystems instead of components is evident in many of the fields in which Saia-Burgess is active. For example, a manufacturer of vehicle door locking systems will expect more from switch producers in terms of design, production and assembly for complete door latches. By cooperating with the main manufacturers of door locking systems, Saia-Burgess has been able to win important contracts for subsystems and rise to the position of leading suppliers in this market. The tendency towards subsystems suits the competencies of Saia-Burgess and offers additional opportunities for added value.

PRODUCT OVERVIEW

	Actuators				Switches			Electronic products	Electronic controllers (PLC-based)
	Stepper motors	DC motors	Synchronous motors	Solenoids	Micro-switches	Manually operated switches	Panel-mounted switches		
Automotive Division									
Air-conditioning systems	o	o							
Headlight adjustment	o								
Door locking systems					o				
Other				gear shifting		interior			
Industry Division									
Industry automation/ equipment	o		o	o	o		o	o	
Domestic appliances	o		o	o	o	o			
Heating, ventilation, air-conditioning	o		o	o	o	o		o	
Distributors	o		o	o	o	o	o	o	
Other	o		o	o	o	o	o	o	
Controls Division									
Processing controls								o	o
Infrastructure automation								o	o



Gemini drive
This drive, developed as a high-temperature version for direct mounting in headlights, has a worm/spur gear transmission and a high-temperature switch from the Saia-Burgess product range built into the drive housing. The bus electronics that trigger the drive are manufactured by the customer and also fit into the housing.

MAIN FOCUSES OF DEVELOPMENT

The following examples provide an insight into the development activities of the three divisions.

AUTOMOTIVE DIVISION

Air-conditioning systems

- Entry into DC motor business (acquisition of Bühler).
- "Matchbox" series motor, with new electronics and extremely silent running.
- New direct drive generation of stepper motors.
- Mono/dual sensor, specially trimmed for oxidising and reducing gases.

Headlight adjustment

- New drive generation for cornering lights.
- Gemini drive: The order for production tooling for this new drive has been placed.

Door locking and latching systems

- New subsystem for door latching. Production commenced in the first quarter of 2004.
- C1 platform: This new type of subsystem, with up to four microswitches, is destined for the new generation of locking systems.

Solutions from Saia-Burgess increase comfort, safety and economy.

INDUSTRY DIVISION

Switches

- Redesign of a push-button switch (main application in domestic appliances, such as vacuum cleaners) to be manufactured in volumes of over 2 million pieces. The aim is to achieve a significant cost saving, and gain UL approval, which is necessary for North American and Asian markets.
- Extension of the product portfolio through the integration of Otehall products.
- Development of the C3 low-cost miniature switch, based on minimum technical specification and lowest possible production costs, to ensure competitiveness in extremely price-sensitive markets, such as Asia.

Motors

- In June 2004, a major European manufacturer of wall heaters awarded Saia-Burgess the contract to develop and supply customised stepper motors for valve systems. The first large consignment will be delivered in early 2005. This contract makes Saia-Burgess the leading supplier of stepper motors and stepper motor subsystems in this market in Europe.
- New generation of motors with diameter of 13 mm and 28 mm, offering more performance in smaller sizes, and rounding off the motor/gear range through the acquisition of Sick/Stegmann's motor business. In comparison with the competition, Saia-Burgess now has a very well developed product range for permanent magnet motors.
- In mid-2003, the Guangzhou factory in China started producing stepper motors for Chinese and European customers. The 20 mm stepper motors are used in thermal printers, water valves and laboratory equipment



Lötschberg Basic Tunnel
Building work on the Lötschberg Basic Tunnel proceeds according to plan. Completion of tunneling work is scheduled for spring 2005, with the tunnel opening for business in 2007. During construction, priority was placed on permanent safety in operation. By the end of 2004, Controls Division had supplied around CHF 0.5 million of the contract. Approx. CHF 1 million are planned for 2005, and CHF 0.1 million for 2006. Stainless steel containers in the tunnel caverns require top quality air-conditioning/refrigeration technology, so that the technical rail equipment inside them functions reliably. A total of 260 PCD2 devices are used for climate control in 136 containers. Tests to date have demonstrated that all expectations have been met by the control engineering and communications via the redundant Ethernet.
Fire prevention, escape-route signalling, switch cabinet monitoring and GSM tunnel radio systems are additional areas of the tunnel infrastructure with relevance for safety. Here, around 380 PCD2 controllers and 1469 PCD3 RIOs provide optimum data communications between the different parts of the installation and the management systems. This is how the PCD links individual, self-contained systems to form an integrated tunnel infrastructure system.

Solenoids

- Leading manufacturers of vending machines use solenoids from Saia-Burgess in coffee vending machines for precise dosing of coffee.
- Saia-Burgess developed a customised open-frame solenoid that could provide 12 different functions in a single machine for the table-top mail sorter of a major manufacturer of business equipment in the U.S.

CONTROLS DIVISION

PCD3

Programmable logic controllers in middle performance classes. By combining a fast hardware generation with Saia-Burgess' component-based NT.OS operating system, new PCD3 controllers set the highest benchmarks for functionality and performance.

PG5

PG5 is the common platform for software from Saia-Burgess. It includes software tools for project planning, engineering, programming and service. In addition, PG5 contains application components that allow productivity to be raised when PCD/PCS products are used. The new software enables efficiency in programming and automation.

PCS1 Compact Easy

This product has been developed for building automation (infrastructure automation), in particular the heating, ventilation and sanitary segments. PCS1 Compact Easy looks after the intelligent cross linking of all facilities. The product stands out clearly from the competition by virtue of its design and functional scope.





Tippmatic switch

On/off switch with built-in electronics for turning domestic appliances off automatically (coffee machines, washing machines).
Product idea: This switch guarantees that after a predefined time the device will switch off automatically. This adds a safety/energy saving feature to the product's switch function, and gives the manufacturer an additional sales feature.

Marketing

Product specifications are drawn up in close collaboration with the customer. A quotation is submitted with schedules, investments and unit prices. The Product Manager follows progress on the project.

Development

Within a manually operated switch, electronics are incorporated for its automatic, time-controlled power-off. Complete electronics, including layout (circuit board, components and ASIC) are developed in the Competence Centre in Halver, Germany.
Tools and production capacities for plastic and metal parts are constructed in the Halver factory. Electronics are produced in the Murten factory (Switzerland). The ASIC is produced externally to our own specifications.

Quality assurance

In addition to parts production and mechanical switch component assembly, particularly careful attention is also required for electronic production using bought-in components.



Purchasing

With this product, priority is given to quality control of the externally produced ASIC when the goods arrive. In addition, central purchasing of raw materials for plastic production and metal parts have a positive effect on cost.

Production

Fully automated electronic assembly (SMD technology) takes place in the Murten factory. Production of plastic and metal components and semi-automated production of basic modules is in the Halver factory. Final switch assembly takes place in the Monastir factory (Tunisia).

Sales and customer service

The entire production process is coordinated across three production locations. Direct deliveries are made to customers to schedule requirements. A twenty-four-hour delivery service is available for lower volumes of selected products via distributors.

Production

Saia-Burgess ensures a high degree of manufacturing flexibility and optimises production costs by selecting either highly automated, semi-automated or manual production, according to product type, batch size and technical requirements.

Business model

- The production process consists of: receipt of customer order, materials and component purchasing, individual parts production, assembly, testing, despatch and invoicing.
- The zero defect philosophy applies.
- Plastic and metal parts are produced round the clock.
- For printed circuit boards, high performance SMD insertion and welding automates are used.
- Comprehensive test procedures, specialised equipment and laboratories are available for checks to be carried out at individual stages of production and for final product testing.

PRODUCTION STRATEGY

To manufacture their products, the Automotive and Industry Divisions have specialised business units, each comprising a main factory with a branch factory in a low-wage economy.

The main factories perform the functions of competence centre, product and project management, industrial engineering, purchasing, research and development, customer quality and logistics, semi-automated and highly automated production, finance and financial control, IT and human resources.

The branch factories have responsibility for operational logistics and internal quality assurance, semi-automated and manual production, finance and financial control, IT and local human resources. The branch factories provide greater flexibility in production and faster or phased construction with lower investment costs.

AUTOMOTIVE DIVISION

Main factories	**Murten** (CH) motors	**Oldenburg** (D) switches, sensors	**Cary** (USA) motors, solenoids, switches
Branch factories	**Ózd** (H) motors	**Hatvan** (H) switches	**Guangzhou** (CN) motors, switches

The example of actuators for air-conditioning systems shows that the increase in labour-intensive manual assembly over recent years is the consequence of the large variety of models in production. Out of 22.6 million stepper motors for air-conditioning systems produced in 2004 (20.5 million) 10 million were produced in two versions at the main factory in Murten on highly automated assembly lines, whereas 12.6 million were produced in forty versions at the branch factory in Ózd, using semi-automated production lines or manual assembly. The quality of both production locations is identical and audited by customers.

INDUSTRY DIVISION

Main factories	**Gateshead** (GB) switches, sensors **Halver** (D) switches **Murten** (CH) switches, electronic products	**Dresden** (D) motors, solenoids	**Vandalia** (USA) solenoids	**Guangzhou** (CN) for Asian market: motors, solenoids, switches
Branch factories	**Monastir** (TN) switches	**Kattowice** (PL) motors **Guangzhou** (CN) motors	**Guangzhou** (CN) solenoids	

CONTROLS DIVISION

The main factory for the entire production is Murten in Switzerland (electronic controllers).

PRODUCTION OPTIMISATION

PROCESSES

The main factors for improving manufacturing and logistical processes are: tools, deployment of personnel and materials, preventative maintenance of machines and installations, door-to-door deliveries and stock levels, availability of goods and continuous examination of whether to make or buy at the different levels of added value.

Constant optimisation is an ongoing task throughout the chain of added value.

LOCATIONS

Production locations are expanded and optimised in line with the progressive internationalisation of customers. To safeguard long-term competitiveness, consistent use is made of cost benefits that result from the continuous optimisation of production locations.

Quality Management System
The management system is binding on all employees. It is process led in structure and takes into account not only quality requirements, but also safety and environmental aspects. The manual of the Quality Management System is divided into four chapters: management, innovation, operational and support processes.

PRINCIPLES OF QUALITY ASSURANCE

- Customer satisfaction requires perfect quality in goods and services, making it the supreme business aim. This applies to all goods and services provided under the name of Saia-Burgess.
- To support raised quality requirements, the regulatory frameworks of VDA 6.1 and QS 9000 apply to Automotive Division locations, while ISO 9000 applies to Industry Division and Controls Division locations.
- Quality principles comprise: the zero defect philosophy, continuous improvement, and the principle of error avoidance before error correction. The requirement to get things right first time not only improves quality, but also reduces costs.
- Since the quality of Saia-Burgess products also depends on the quality of bought-in parts, suppliers are fully integrated in the quality strategy and their goods and services assessed according to the same criteria (PPM and reliability of delivery).

Aim: Delivery to the customer of the correct quantity, at the correct time, and in the quality required.

CUSTOMER SATISFACTION

For all three divisions of Saia-Burgess, customer satisfaction has central importance. It is measured using three different methods:

CUSTOMER SURVEY

Through continuous contact with the main customers, customer satisfaction is constantly monitored.

PPM MEASUREMENT (AUTOMOTIVE DIVISION)

Measuring the parts per million (= faulty parts per million parts produced) determines the quality of products with customers. The zero defect philosophy is a fundamental principle.

RELIABILITY OF DELIVERY

This establishes whether the delivery date and delivery quantity have been respected.

MEASURES IN CASE OF DEVIATION

According to the quality standard QS9000, for each deviation (even by only one piece) a verifiable action plan must be drawn up to remedy the fault.

ADDED VALUE CHAIN – AN EXAMPLE FROM THE CONTROLS DIVISION





PCD3

A programmable logic controller, highly modular, with a broad functional scope and performance range.
Product idea: In contrast to the usual construction paradigms, in the PCD3 the basic electronics (CPU) are built into the back wall. Plug-in modules (more than 40 modules are already available) guarantee a high degree of modularity and therefore adaptability to the most diverse tasks.

Marketing

To make the new PCD3 series attractive to new market segments and applications, its physical appearance, openness and functional scope must far exceed that of traditional controllers for the machine industry.

Development

Saia-Burgess itself develops and produces all three elements of the PCD3 series (hardware, firmware and software components). As a result, the levels of service and flexibility achieved are unique in the market, since all comparable competitors buy in at least one of the three main elements.

Quality assurance

Quality assurance defines the entire production and development process, with the emphasis above all on hardware function tests and the provision of comprehensive support for both hardware and software.



Purchasing

Purchasing concentrates on a few bought-in parts, such as electronic components (capacitors, resistors), which are purchased economically on an inter-divisional basis for overall electronic production in Murten (CH), i.e. they are also used for the Automotive Division's motor drives and the Industry Division's control component electronics.

Production

Electronic printed circuit boards (SMT technology) are produced on automatic assembly machines with optical fine positioning.

Sales and customer service

PCD3 distribution takes place in close cooperation with system integrators, who are strong partners in the market especially for project business in infrastructure automation. In the processing controls area, the company's own worldwide sales network is used, providing direct consultancy services and customer care.

Overview of production locations

MAIN FACTORIES

	Locations		Automotive Division	Industry Division	Controls Division
CH	**Murten** 590 employees	Products	■ Stepper motors for air-conditioning systems and headlight adjustment. high volume, few types	■ Microswitches high volume ■ Electronic products medium and low volume	■ PCD (programmable logic controllers) high volume, medium and low volume
		Production	■ Fully automated	■ Fully automated	■ Semi-automated
		Activity	■ Marketing ■ Development ■ Purchasing ■ Production ■ Sales and customer service ■ Tool construction, metal and plastic parts production	■ Purchasing ■ Production ■ Sales and customer service ■ Tool making, metal and plastic parts production	■ Marketing ■ Development ■ Purchasing ■ Production ■ Sales and customer service
D	**Oldenburg** 320 employees	Products	■ Switches and microswitches for door locks high volume ■ Sensors for air quality medium and low volume ■ Interior lighting switches medium volume and just-in-time low volume		
		Production	■ Fully automated		
		Activity	■ Marketing ■ Development ■ Purchasing ■ Production ■ Sales and customer service		
USA	**Cary** 153 employees	Products	■ DC motors for air-conditioning systems high volume ■ Stepper motors for air-conditioning systems medium volume ■ Solenoids medium volume ■ Switches		
		Production	■ Fully automated		
		Activity	■ Marketing ■ Development ■ Purchasing ■ Production ■ Sales and customer service		
GB	**Gateshead** 362 employees	Products		■ Microswitches medium and low volume ■ Panel-mounted switches medium and low volume ■ Temperature sensors medium and low volume	
		Production		■ Semi-automated	
		Activity		■ Marketing ■ Development ■ Purchasing ■ Production ■ Sales and customer service ■ Metal and plastic parts production	
D	**Halver** 169 employees	Products		■ Manually operated switches medium volume ■ Microswitches medium volume ■ Door locking systems medium and low volume	
		Production		■ Semi-automated	
		Activity		■ Marketing ■ Development ■ Purchasing ■ Production ■ Sales and customer service ■ Plastic parts production	

The overview shows the final position now being implemented in the manufacturing locations, subject to any necessary local adjustments.

	Locations		Automotive Division	Industry Division	Controls Division
D	**Dresden** 148 employees	Products		■ Stepper motors, synchronous motors and gears medium and low volume ■ Solenoids medium and low volume	
		Production		■ Semi-automated ■ Manual assembly	
		Activity		■ Marketing ■ Development ■ Purchasing ■ Sales and customer service	
USA	**Vandalia** 393 employees	Products		■ Solenoids medium and low volume	
		Production		■ Fully automated ■ Semi-automated	
		Activity		■ Marketing ■ Development ■ Purchasing ■ Production ■ Sales and customer service	

BRANCH FACTORIES

	Locations		Automotive Division	Industry Division	Controls Division
H	**Ózd** 656 employees	Products	■ Stepper motors for air-conditioning systems high volume, many types ■ Stepper motors for headlight adjustment and cornering lights medium volume ■ DC motors for air-conditioning systems medium volume		
		Production	■ Semi-automated ■ Manual assembly		
		Activity	■ Production		
H	**Hatvan** 277 employees	Products	■ Switches and microswitches for door locks medium volume ■ Microswitch subsystems for door locks high volume ■ Interior lighting switches medium volume		
		Production	■ Semi-automated ■ Manual assembly		
		Activity	■ Production		
CN	**Guangzhou** 133 employees	Products	■ DC motors for air-conditioning systems low volume ■ Switches medium volume	■ Stepper motors, synchronous motors and solenoids medium and low volume	
		Production	■ Manual assembly	■ Manual assembly	
		Activity	■ Production	■ Production	
TN	**Monastir** 228 employees	Products		■ Manually operated switches medium and high volume ■ Locking systems low volume	
		Production		■ Manual assembly	
		Activity		■ Production	
PL	**Kattowice** 153 employees	Products		■ Synchronous motors and gears low volume	
		Production		■ Manual assembly	
		Activity		■ Production	

Sustainability

The concept of sustainability has been systematically integrated into all the company's activities as a fundamental corporate attitude.

Social, ecological, economic
In the social area, the reporting of principles, measures and goals achieved is constantly expanded. The results of economic sustainability are comprehensively documented in this Annual Report. The business principles of the Saia-Burgess Group are published in full on www.saia-burgess.com (Sustainability).

EMPLOYEES
PRINCIPLES

- We cultivate open communication as a pre-requisite for active involvement at all levels.
- We actively encourage participation in the thinking process and the submission of proposals for improvements.
- We pass common rules and raise understanding for the activity of Saia-Burgess, in order to strengthen employee identification with the company.
- We actively encourage training and the improvement of professional skills.
- We offer opportunities for promotion based only upon individual merit, professional competency, education, experience and the capacity to apply to management principles, irrespective of race, colour, religion, sex, nationality or age.
- We do not tolerate any form of discrimination, nor physical or sexual harassment.
- We create a safe working environment for each employee.
- We offer competitive salaries and benefits. We set our working hours, wages and overtime payments in line with national laws and the employment terms of comparable companies.
- We respect the right to join legally recognised labour unions.
- We require our employees to avoid any personal activities and financial interests that could conflict, or appear to conflict, with their commitment to their job.

MEASURES AND RESULTS

Satisfaction

In 2004 an employee satisfaction survey was again conducted worldwide. The response quota was over 50 per cent. Evaluation of the results demonstrated good values for individual motivation, satisfaction with own work, and orientation of work to performance and targets. On the basis of survey results, measures are defined and implemented for individual companies.

Saia-Burgess systematically measures employee satisfaction and continuously translates the findings into its personnel, management and training policies.

Employee satisfaction is confirmed by the low fluctuation rate, which in 2004 was 12.0 per cent groupwide (9 per cent), this for the first time taking into consideration the expansion of two locations. The years of service on retirement reached an average of 25 years (20 years).

Training

The individual companies train employees continuously, both internally and externally, in a variety of subjects. Workshops are used to exchange knowledge within the Group both regionally and internationally. In 2004 the emphasis in training was on sales-oriented product and application training.

Safety

In all production locations, a safety officer regularly checks the safety of the working environment and is concerned with the prevention of workplace accidents. In 2004, throughout the Group there were once again no significant industrial accidents to report. In 2004 overall, 0.9 per thousand (1 per thousand) working days were lost as a result of workplace accidents. Sickness absence declined in comparison with the previous year. In 2004 it amounted to 3.5 per cent across the companies (3.7 per cent).

ENVIRONMENT

PRINCIPLES

- We integrate environmental policies, environmental programmes and environmental practices into each business as an element of management in all its functions.
- We pay attention in all business activities to the efficient use of energy and materials, the sustainable use of renewable resources, the minimising of adverse environmental impact and waste generation, and the safe and responsible disposal of residual wastes.
- We consider environmental implications at an early stage of new product development.
- We actively communicate to all stakeholders our commitment and conduct towards the environment.

MEASURES AND RESULTS

Ecological production

- Recycling: In 2004 the Group's largest plastic injection moulding plant in Murten recycled again approximately 20 per cent of its thermoplastic granule waste by conditioning it and using it again in the process. At all production locations, metal scrap is sorted by type and channelled externally into reutilisation.
- Environmental standard ISO 14000: In 2002 the Oldenburg (D) factory was certified as compliant with ISO 14000 and in 2003 the Gateshead factory (GB) was also certified. In the current year, it is planned to have the works in Vandalia (USA) and Guangzhou (CN) certified also. The aim is to have certification for all production companies by 2006, or to have them operating demonstrably in accordance with ISO 14000 principles.

Ecological products

- Automotive Division

  Products from the Automotive Division improve traffic safety:
  - In summer, air-conditioning positively influences driver concentration and attention; in winter it prevents windscreens from being obscured.
  - Cornering lights achieve better illumination of the roadway.
  - Assisted braking ensures the optimum braking procedure in any emergency.

- Industry Division

  Products from the Industry Division make an important contribution to saving energy:
  - Tippmatic switches add an automatic power-off function to domestic appliances in energy-saving standby mode.
  - Motorised control of heating valves in hotels reduces energy consumption.
  - In the heating, ventilation and air-conditioning areas, products from Saia-Burgess optimise processes and cycles, leading to more economical consumption of energy.
  - Timers control and optimise cycles (e.g. night-time lighting on stairwells) to avoid unnecessary consumption of energy.
  - Modern, small energy meters (like the new AAE) can be used in decentralised situations, identifying consumers with particularly high energy use.

In all its business activities, Saia-Burgess pays attention to the efficient use of energy and materials, the use of renewable resources, the minimising of waste, and its safe disposal.

- Controls Division

  Products from the Controls Division are used to save energy:
  - PCD1 controllers optimise the energy consumption of entire buildings.
  - In the production of renewable energy, wind-power installations (Aventa, CH) or geothermal pumps achieve optimum performance with programmable controllers from Saia-Burgess.

Management

Effective corporate governance underpins the success of a company.

It safeguards the interests of shareholders, contributes to the creation of sustainable added value and guarantees the balance between management, control and transparency.

Saia-Burgess is committed to responsible business management in line with the "Swiss Code of Best Practice for Corporate Governance" and the appropriate international standards. The following pages contain all the relevant information on corporate governance in accordance with the SWX Swiss Exchange "Guideline Concerning Information on Corporate Governance".

1 GROUP STRUCTURE AND SHAREHOLDERS

1.1 OPERATIONAL GROUP STRUCTURE (ON JANUARY 1, 2005)

CEO and Delegate of the Board of Directors
Daniel Hirschi

Automotive Division	Industry Division*	Controls Division	Finance & Controlling	Communication & Marketing	Corporate Services
Marc-Olivier Lorenz	**Anthony Smith**	**Jürgen Lauber**	**Preben Sundenaes**	**Valeria Poretti**	**Peter-André Schmid**
Controlling	Controlling	Controlling	Controlling Group	Corporate Communications	Human Resources
Sales/Marketing	Sales/Marketing	Sales/Logistics	Controlling Automotive	Investor Relations	Information Technology
Business Development	Business Development	Business Development	Controlling Industry	Marketing Services	
Motors Europe	Asia	Electronic Products**	Controlling Controls		
Switches/Sensors Europe	Motors	PCD	Companies' Controlling		
Automotive USA	Switches				
	Solenoids				

* USA: Ted Ristoff will retire on 31.3.2005. From 1.4.2005, Daniel Hirschi will head the Industry Division's USA activities on an interim basis.
** As of 1.1.2005, the electronic products have been reassigned from the Industry Division to the Controls Division.

	Automotive Divis	Industry Division	Controls Division	
CH	●	●		**Saia-Burgess Murten AG**, Murten
			●	**Saia-Burgess Controls AG**, Murten
		●		**Saia-Burgess Cetronic AG**, Murten
	●	●		**MiCS SA**, Corcelles (37.9%)
UK		●		**Saia-Burgess Gateshead Ltd.**, Gateshead
D	●			**Saia-Burgess Oldenburg GmbH & Co. KG**, Oldenburg
	●	●	●	**Saia-Burgess Zweigniederlassung Dreieich**, Dreieich
		●		**Saia-Burgess Dresden GmbH**, Dresden
		●		**Saia-Burgess Halver GmbH & Co. KG**, Halver
		●		**Saia-Burgess Deutschland GmbH**, Halver
F	●	●	●	**Saia-Burgess Paris Sarl**, Paris
I	●	●	●	**Saia-Burgess Milano Srl.**, Corsico
A	●	●	●	**Saia-Burgess Österreich GmbH**, Salzburg
NL/B		●	●	**Saia-Burgess Benelux B.V.**, Gouda
H		●	●	**Saia-Burgess Controls Kft**, Budaörs
	●			**Saia-Burgess Ózd Kft**, Ózd
	●			**Saia-Burgess Hatvan Kft**, Hatvan
PL		●		**Saia-Burgess Industry Sp.z o. o . OL**, Kattowice
TN		●		**Saia-Burgess Monastir C.S.**, Monastir
USA		●		**Saia-Burgess Inc.**, Vandalia
		●	●	**Saia-Burgess USA Inc.**, Vernon Hills
	●			**Saia-Burgess Automotive Inc.**, Cary
CDN		●	●	**Saia-Burgess Canada Co. Inc.**, Scarborough
CN	●	●	●	**Saia-Burgess (HK) Ltd.**, Hong Kong
	●	●		**Saia-Burgess Guangzhou Ltd.**, Guangzhou
		●		**Burgess Defond Ltd.** (25%)
		●		**Shenzhen SMART Micromotor Co. Ltd.** (49%)

Listed/non-listed companies

Shares in Saia-Burgess Electronics Holding AG are traded on the SWX Swiss Exchange under securities number 873861. Other companies in the Group are not listed on the stock market. For details on the scope of consolidation, see page 113. For further information on the share, see page 10 of this Annual Report.

Registered office

Saia-Burgess Electronics Holding AG, Bahnhofstrasse 18, CH-3280 Murten, Switzerland. T +41 26 672 71 11, F +41 26 672 73 33, www.saia-burgess.com

1.2 IMPORTANT SHAREHOLDERS

The following shareholders held more than 5 per cent of the share capital of Saia-Burgess Electronics Holding AG:

	Number of shares	31.12.2003 as % of share capital	Number of shares	31.12.2004 as % of share capital
Chase Nominees Fiduz, London	61,195	10.01	49,703	8.10**
The Capital Group Companies, Inc., Los Angeles	*	*	31,470	5.13**
Vontobel Fonds Services AG, Zurich	33,779	5.53	31,399	5.12**
Lombard Odier Darier Hentsch Fund Managers SA, Geneva	30,655	5.02	40,599	6.62**

* Below 5% limit
** Calculated on basis of 613,450 registered shares

Changes in the 2004 financial year

08.01.2004	Vontobel Fonds Services AG (fund management according to art. 16 BEHV-EBK), Zurich, drops below 5% limit.
04.02.2004	The Capital Group Companies Inc., Los Angeles (USA), holds 5.13% of share capital.
25.03.2004	Lombard Odier Darier Hentsch Fund Managers SA (LODHFM), Geneva, drops below 5% limit.
28.04.2004	Vontobel Fonds Services AG, Zurich, holds 5.12% of share capital.
16.06.2004	Lombard Odier Darier Hentsch Fund Managers SA (LODHFM), Geneva, holds 5.76% of share capital.
19.10.2004	Lombard Odier Darier Hentsch Fund Managers SA (LODHFM), Geneva, holds 6.62% of share capital. Of this, the LODH Swiss Cap investment fund (ex SMI) holds 5.02% of share capital.

Shareholder structure on 31.12.2004

On 31.12.2004 a total of 1,593 shareholders held shares in Saia-Burgess Electronics Holding AG. The shares not registered amounted to 28.19 per cent (172,980 shares) on 31.12.2004. Excluding shares not registered, the distribution of shares is summarised below:

Number of shareholders	Number of shares
452	1 to 10
711	11 to 50
189	51 to 100
143	101 to 500
33	501 to 1000
52	1001 to 5001
7	5001 to 10,000
6	more than 10,000

Number of shareholders	Country
1,466	Switzerland
46	Germany
10	United Kingdom
52	Other Europe
7	USA
12	Rest of the world

1.3 CROSS PARTICIPATIONS

There are no cross participations in existence.

2 CAPITAL STRUCTURE

2.1 CAPITAL

The share capital of Saia-Burgess Electronics Holding AG amounts to CHF 30,672,500 and is divided into 613,450 registered shares with a nominal value of CHF 50.

2.2 APPROVED AND CONDITIONAL CAPITAL

On December 31, 2002, conditional share capital amounted to CHF 1,487,500 (29,750 shares), on December 31, 2003, it amounted to CHF 2,287,500 (45,750 shares), and on December 31, 2004, it amounted to CHF 2,152,500 (43,050 shares).

As of December 31, 2004, there was no approved capital in existence.

2.3 CAPITAL CHANGES

On February 1, 2002, a declaratory resolution increased the share capital of Saia-Burgess Electronics Holding AG by CHF 37,000 to CHF 30,537,500, and on December 8, 2004, by CHF 135,000 to CHF 30,672,500 from conditional capital. Capital changes are set out on page 85 of this Annual Report.

2.4 SHARES AND PARTICIPATION CERTIFICATES

Saia-Burgess Electronics Holding AG has exclusively registered shares with a nominal value of CHF 50.

2.5 PROFIT PARTICIPATION CERTIFICATES

There are no profit participation certificates in existence.

2.6 TRANSFER RESTRICTION AND NOMINEE ENTRIES

According to the articles of association of Saia-Burgess Electronics Holding AG, no individual or group holding more than 5 per cent of the share capital can be registered as an authorised voting shareholder.

The Board of Directors can register nominees with voting rights, up to a maximum of 3 per cent of share capital. Nominees are persons who, in the application for registration, do not expressly declare that the shares are held on their own account. Above this limit, the Board of Directors may enter voting rights for the registered shares of nominees, if the nominee concerned discloses the names, addresses and share stocks of individuals on whose account the nominee holds 0.5 per cent or more of share capital. To date no such entries have been made.

2.7 CONVERTIBLE LOANS AND OPTIONS

There are no convertible loans outstanding. For information on options issued, see page 64 (Remuneration).

3 BOARD OF DIRECTORS

3.1 MEMBERS OF BOARD OF DIRECTORS

	Elected since	Until

Executive Board member



Daniel Hirschi (*1956), Board Delegate, Swiss/Italian national.	2003	2006

HTL engineer, Harvard AMP. Joined Saia-Burgess in 1983, previous functions: Director of Business Area Switches, Director of Automotive Division, since 2001 Chief Executive Officer, since 15.8.2003 Delegate of the Board of Directors.
No directorships held outside the Saia-Burgess Group.

Non-executive Board members



Andreas Ocskay (*1935), Chairman, Swiss national.	1997	2005

Engineer (Fachhochschule Klagenfurt), Harvard AMP.
From 1988 to 2000 CEO of the Saia-Burgess Group.
Directorships held on boards outside the Saia-Burgess Group:
- Listed companies: Métraux Services SA



Rudolf Lyner (*1946), Member, Swiss national.	1997	2005

Lic. oec. University of Geneva, MBA INSEAD Fontainebleau. Advisor.
From 1995 to 2002 CEO CapVis Equity Partners AG. Previous positions include among others: executive board member of Bank Leu, with Swiss Bank Corporation: Head Equity Banking, Head Asset and Liability Management, Head Corporate Finance Switzerland, Head of Capital Markets Europe.
Directorships held on boards outside the Saia-Burgess Group:
- Non-listed companies: CapVis General Partner Limited, Jersey



Richard Flury (*1942), Member, Swiss national.	1998	2006

Business Administrator. Between 1979 and 1987 Managing Director of Kardex, Switzerland, in 1987 initiator of management buy-out and IPO of the Kardex Group, since 1987 CEO of Kardex Remstar International Group.
Directorships held on boards outside the Saia-Burgess Group:
- Listed companies: Kardex AG
- Non-listed companies: Bibus Holding AG



Prof. Dr. Hans Caspar von der Crone (*1957), Member, Swiss national.	1998	2007

Dr. iur attorney at law, von der Crone Rechtsanwälte, Professor of Civil and Commercial Law at the University of Zurich and member of the university management board, Chairman of Swiss Takeover Commission. University of Zurich, Zurich District Court, lecturer on civil, commercial and capital market law at the University of Zurich, associate/partner Homburger Attorneys (to 1997).
Directorships held on boards outside the Saia-Burgess Group:
- Listed companies: Komax Holding AG, Vontobel Holding AG
- Non-listed companies: Heineken Beverages Switzerland AG (Swiss subsidiary of the Heineken Group)

	Elected since	Until
Dr. Peter Wirth (*1946), *Member, Swiss national.*	**1998**	**2007**



Dipl. Ing. ETH, Dr. sc. techn. Since 2004 partner and Board Chairman of ex.tra experience transfer AG, Biel. 1991 to 2003 CEO Mikron Holding AG, 1987 to 1990 Head of Machining and Assembly System Business Area at Mikron Group, 1978 to 1986 various management functions in sales and marketing with Schindler-Digitron.
Directorships held on boards outside the Saia-Burgess Group:
- Listed companies: Rieter Holding AG

Philipp Jacobi (*1963), German national.	**2004**	**2007**



Qualified economist, University of Cologne. Since 1998 partner of Quadriga Capital Eigenkapital Beratung GmbH. Prior to this, management functions in the area of Specialised Finance with HSBC Hongkong Shanghai Banking Corporation (London), Dresdner Bank AG (Frankfurt), Citibank NA (New York).
Directorships held on boards outside the Saia-Burgess Group:
- Non-listed companies: AHT Cooling Systems GmbH, Austria and Fritz Holding GmbH, Germany

3.2 OTHER ACTIVITIES AND TIES OF INTEREST

Members of the Board of Directors exercise no other activities and have no ties of interest of any kind that would be relevant for the Saia-Burgess Group. No fundamental business relations exist between Saia-Burgess and companies represented by Board members.

3.3 CROSS CONNECTIONS

There is no mutual occupation of seats on the boards of listed companies.

3.4 ELECTION AND PERIODS OF OFFICE

Members of the Board of Directors are elected by the Annual General Meeting for a period of office not exceeding three years, whereby one year represents the period of time between two ordinary Annual General Meetings. Individual periods of office are staggered. Re-election is permitted without restrictions, there is no age limit. The Chairman and Board Delegate are elected by the Board of Directors.

3.5 INTERNAL ORGANISATION

The Board of Directors has responsibility for defining Group strategy. It also reviews the fundamental plans and objectives of the enterprise and identifies external risks and opportunities.

Quorum

The Board of Directors is quorate and can pass resolutions if at least half its members are present. Resolutions are passed with a majority of votes cast. When voting is equal, the Chairman has the casting vote. Resolutions passed on the following subjects require a qualified majority of two thirds of members: purchase of a business, sale of the business or of parts of it, appointment or relegation of members of Group Management, changes to the Standing Rules.

Meetings

The Board of Directors held three ordinary – full-day – meetings in 2004, including a two-day meeting with one whole day reserved for the discussion of strategic issues. The meeting took place in Hungary, where two production locations were also visited. Attendance at ordinary meetings was 100 per cent. In addition, various extraordinary meetings and telephone conferences took place. The main topics of concern to the Board of Directors in 2004 were further development of strategy, future growth of the Saia-Burgess Group, acquisitions, and the 2005 budget.

Each year, the activities of the Board of Directors are subjected to performance evaluation and any potential improvements are highlighted.

Committees

Two standing committees support the Board of Directors in the fields of accounting and auditing (the Audit Committee) and of salary policy regarding the Board of Directors and the Group Management (the Remuneration Committee). A committee is quorate when the majority of its members is present. The committees pass their resolutions with the majority of members present. Both committees are composed of qualified, independent Board members.

Audit Committee

Prof. Dr. Hans Caspar von der Crone (Chairman), Rudolf Lyner, Dr. Peter Wirth and Philipp Jacobi.

The Audit Committee supports the Board of Directors in monitoring the management of the Group especially regarding the financial and legal side. In particular the committee examins and makes recommendations to the Board of Directors regarding the form of accounting, the organisation and content of financial control, and financial reporting to shareholders and the public. This committee also scrutinises the activities of the external auditing company and of the Group auditor.

In 2004 the Audit Committee met four times (including one telephone conference). Topics central to the activities of the committee in 2004 were: annual and interim accounts, financing of the Group and modifications resulting from IFRS changes.

Remuneration Committee

Richard Flury (Chairman), Rudolf Lyner, Philipp Jacobi and Dr. Peter Wirth.

The Remuneration Committee assesses applications to the Board of Directors to nominate or relegate members of Group Management and defines the work contracts of the Chairman, Board Delegate and members of Group Management. In the area of remuneration, the committee defines the salary and pension plans of Group Management, makes recommendations to the Board of Directors about the level and composition of remuneration for members of the Board of Directors, and determines the level and composition of remuneration for the Chairman, Board Delegate, and members of Group Management.

In 2004 the Remuneration Committee met twice. The main items on the agenda handled by the committee in 2004 included remuneration for the Board of Directors and Group Management.

3.6 COMPETENCY ARRANGEMENTS

The Board of Directors has delegated operational management of the Saia-Burgess Group to Group Management. The responsibilities of the Board of Directors and its committees, together with rules defining competences in relation to Group Management, are set out in the Standing Rules. These include, in particular: monitoring and review competences for the Board of Directors with the direct support of external consultants; and the provision of continuous, comprehensive information to all Board members. The Standing Rules may be consulted on www.saia-burgess.com (Corporate/Group/Standing Rules).

3.7 INFORMATION AND CONTROL INSTRUMENTS REGARDING GROUP MANAGEMENT

Alongside a commentary on the state of business, all members of the Board of Directors receive each month a consolidated profit and loss account, consolidated balance sheet and cash-flow statement with comments. Members of Group Management regularly participate in meetings of the Board of Directors. At each meeting, the Board of Directors is informed by Group Management of the current state of business and important business news. The Board of Directors systematically assesses business risks, at least once a year.

4 GROUP MANAGEMENT

4.1 MEMBERS OF GROUP MANAGEMENT (ON JANUARY 1, 2005)

Daniel Hirschi (*1956) Chief Executive Officer and Board Delegate, Swiss/Italian national.
HTL engineer, Harvard AMP. Joined Saia-Burgess in 1983, previous functions: Director of Business Area Switches, Director of Automotive Division.

Preben Sundenaes (*1948) Chief Financial Officer, Danish national.
Chartered Management Accountant. Previous work: Contract Accounting General Manager at ITT Standard, Basel (CH), Finance Director of Hawker Siddeley Power Engineering Ltd., Loughborough (GB). Joined Saia-Burgess in 1991.

Marc-Olivier Lorenz (*1962) Director Automotive Division, Swiss/German national.
Graduate lic. oec. HEC. 1986 to 1999 in various functions with Dana Corporation CH, UK, F, ultimately as European Sales and Marketing Director. Joined Saia-Burgess in 1999, until end 2000 Deputy Director Automotive Division.

Anthony Smith (*1960) Director Industry Division, American national.
Bachelor of Arts in Engineering Sciences. 1991 to 2000 with Tyco Electronics AMP GmbH, Bensheim (D), ultimately as General Sales Manager Commercial Vehicles. Joined Saia-Burgess in 2001.

Jürgen Lauber (*1961) Director Controls Division, German national.
University of Karlsruhe, Electrotechnical Engineering. 1997 to 1999 with Endress + Hauser S.p.A. (I), member of general management, previously with Hauser Elektronik GmbH (D) and Parker Hannifin Group (D). Joined Saia-Burgess in 1999, until end March 2002 Deputy Director Controls Division.

Valeria Poretti-Rezzonico (*1961), Director Communication and Marketing, Swiss national. Commercial High-school in Lugano. 1988 to 1996 responsible Manager of the Secretariat of General Management Danzas Transport, Italy/Ticino. Joined Saia-Burgess in 1996. Until the end of 2002, responsible Manager of the Secretariat of Group Management, since 2003 responsible for Corporate Communication and Investor Relations.

Peter-André Schmid (*1953) Director Corporate Services, Swiss national. Graduate lic. oec. HSG. 1981 to 1985 Commercial Manager Frutiger International, Frutiger Söhne AG (CH). 1985 to 1990 Ascom (CH) Divisional Accounting and Controlling Manager, member of Group Divisional Management. 1991 to 1992 Haco AG (CH), Finance Director. Joined Saia-Burgess in 1992, previous functions: Finance Director of Murten Plant, Plant Director.

4.2 OTHER ACTIVITIES AND TIES OF INTEREST

Members of Group Management exercise no other activities and have no ties of interest of any kind that would be relevant for the Saia-Burgess Group.

4.3 MANAGEMENT CONTRACTS

Neither Saia-Burgess Electronics Holding AG, nor any of its Group companies, have concluded any management contracts with third parties.

5 REMUNERATION, PARTICIPATIONS AND LOANS

5.1 PROCEDURE FOR DETERMINING REMUNERATION AND PARTICIPATION PROGRAMMES

The Remuneration Committee makes recommendations about the level and composition of remuneration for members of the Board of Directors, and defines the remuneration of the Chairman, Board Delegate and members.

The remuneration of the Board of Directors takes the form of a fixed payment. The Chairmen of Committees receive an additional payment, and Members of the Board of Directors also receive annual payment of costs. Remuneration is paid in cash and in the form of share options.

The remuneration of members of Group Management takes into consideration duties, performance, state of business and the market situation. The variable proportion of remuneration depends on function and the achievement of financial goals. Remuneration is paid in cash and in the form of share options.

Share option plan

To cover share options issued under the share option plan, conditional capital amounting to CHF 1,525,000 was created on entry to the stock market on May 11, 1998. Further conditional capital amounting to CHF 800,000 was created for the same purpose by the Annual General Meeting on May 8, 2003.

In accordance with share option plans from 1998 to 2004, members of the Board of Directors, Group Management and other members of management received in total 44,800 options free of charge.

According to the share option plan for the years 1998 to 2000, an option entitles the holder, after a blocking period of three years and within the subsequent two years, to purchase a Saia-Burgess share. According to the share option plan from 2001, the blocking period ends after three years at the earliest and the exercise period extends to a three-year maximum. The price at which options are exercised follows the average market price at the time of issue. The exercise of options has no effect on the profit and loss account.

Details on share option plan

	Issued 31.12.2004	Exercise price in CHF	Expiration of blocking period	Expiration of exercise period	Exercised 31.12.2004
Options	8,100	360	01.04.2001	10.05.2004	8,100
Options	2,000	400	10.05.2001	10.05.2004	2,000
Options	1,600	340	01.04.2002	01.04.2004	1,600
Options	7,250	650	01.04.2003	01.04.2005	400
Options	5,400	575	01.08.2004	31.07.2007	
Options	8,075	433	01.04.2005	01.04.2008	
Options	6,225	295	01.04.2006	01.04.2009	
Options	6,150	544	01.04.2007	01.04.2010	
Total	**44,800**				**12,100**

5.2 REMUNERATION OF EXECUTIVE OFFICERS

In 2004 the remuneration to the executive member of the Board of Directors and to members of Group Management amounted to CHF 3,258,247 (CHF 2,571,319). Additionally, 2,400 (2,250) options were issued free of charge. Members of Group Management are entitled to use a company car and have insurance cover for old age, death and invalidity that is in line with prevailing social welfare legislation in individual countries.

No contracts of employment with notice periods in excess of twelve months exist within the Saia-Burgess Group.

Non-executive members of the Board of Directors received overall remuneration of CHF 337,653 (CHF 228,000) in cash and 750 (750) options issued free of charge.

Remuneration of the Board of Directors

	Fixed remuneration	Variable remuneration	Additional remuneration	Total remuneration	Options
Chairman	120,000		15,000	135,000	350
Delegate	434,000	232,200	25,800	692,000	500
Chairman AC	40,000		7,000	47,000	100
Chairman RC	35,000		7,000	42,000	100
Member*	30,000		7,000	37,000	100

* for a full year

Composition of remuneration 2003/04

	2003 Number of people	2003 Salaries/ fees	2003 Number of options	2004 Number of people	2004 Salaries/ fees	2004 Number of options
Non-executive members of the Board of Directors	5	228,000	750	6	337,653	750
Members of Group Management (incl. exec. member of the board)	7	2,571,319	2,250	8	3,258,247	2,400
Former members of Group Management	3	156,457	0	1	82,400	0

5.3 REMUNERATION OF FORMER EXECUTIVE OFFICERS

In 2004, CHF 82,400 were paid to one former executive officer.

5.4 SHARE ALLOCATION IN REPORT YEAR

The Saia-Burgess Group exclusively allocates share options. No shares were handed over in the report year.

5.5./5.6 SHARE OWNERSHIP AND OPTIONS

As of 31.12.2004, members of the Board of Directors and Group Management held the following shares and options:

	Number of shares	Number of options	Year assigned	Exercise price in CHF	Expiry of blocking period	Expiry of exercise period
Non-executive members of Board of Directors	3,990					
		1,000	2000	650	01.04.2003	01.04.2005
		750	2001	575	01.08.2004	31.07.2007
		750	2002	433	01.04.2005	01.04.2008
		750	2003	295	01.04.2006	01.04.2009
		750	2004	544	01.04.2007	01.04.2010
Executive member of Board of Directors and Members of Group Management	11,509					
		1,400	2000	650	01.04.2003	01.04.2005
		1,950	2001	575	01.08.2004	31.07.2007
		3,350	2002	433	01.04.2005	01.04.2008
		2,350	2003	295	01.04.2006	01.04.2009
		2,400	2004	544	01.04.2007	01.04.2010
Total	15,499	15,450				

5.7 ADDITIONAL FEES AND PAYMENTS

In the 2004 financial year no additional fees or payments were arranged.

5.8 EXECUTIVE LOANS

There are no executive loans in existence.

5.9 HIGHEST OVERALL REMUNERATION

The highest overall remuneration of the Board of Directors for 2004 amounted to CHF 692,000 (CHF 535,600) plus 500 (500) options for the Board Delegate and CEO. The Chairman of the Board of Directors received overall remuneration for 2004 of CHF 135,000 (CHF 108,000) plus 350 (350) options. The Chairman and the Delegate of the Board of Directors are additionally entitled to the use of a company car.

6 SHAREHOLDER RIGHTS OF INVOLVEMENT

Shareholders in Swiss limited (AG) companies have extended rights of involvement and protective rights. The protective rights include, among others, rights of inspection and information (Swiss law governing rights and duties: OR 696, 697) the right to special examination, the right to convene a general meeting (OR 699/III), the right to raise issues, the right of appeal (OR 706 f), the right to raise responsibility claims (OR 752 ff). The rights of involvement include, above all, the right to participate in general meetings, the right to express opinions, and voting rights (OR 694).

6.1 RESTRICTION AND REPRESENTATION OF VOTING RIGHTS

No shareholder or group of shareholders can represent more than 5 per cent of share capital at an Annual General Meeting. The Annual General Meeting can revoke both restrictions with a majority resolution. Nominee entries: see page 58 (Capital structure). A shareholder can arrange to be represented at the Annual General Meeting by a legal representative or, with written power of attorney, by another shareholder with voting rights, by the executive agent, the independent voting agent, or by a deposit agent.

6.2 STATUTORY QUORA

Regarding ballots, the articles of association of Saia-Burgess Electronics Holding AG do not provide for any quora that deviate from the rules set out in legislation. The articles of association may be consulted on www.saia-burgess.com (Corporate/Group/Articles of association).

6.3 CONVENTION OF THE ANNUAL GENERAL MEETING

The ordinary Annual General Meeting takes place each year within six months of the close of a financial year. Extraordinary General Meetings are convened as required by order of the General Meeting or Board of Directors, or on application from the statutory auditors, or at the written, justified request of shareholders who together represent at least 10 per cent of share capital.

6.4 AGENDA

The annual statement, statutory auditor's report, Annual Report, proposals to utilise net income and proposals to amend the articles of association are published with the invitation to the Annual General Meeting. Shareholders who represent shares with a nominal value of CHF 1 million may submit a written request setting out proposals for an item to be included on the agenda. No resolutions can be reached on items not announced in this way, unless through a proposal to convene an Extraordinary General Meeting or to carry out a special audit.

6.4 ENTRIES IN SHARE REGISTER

All shareholders entered on the share register with voting rights will be admitted to a General Meeting and entitled to vote. Entries to the register of shares take place in accordance with the statutory requirements, directly following submission of the application. For organisational reasons, no new entries will be made during the 10 days preceding a General Meeting. Shareholders who dispose of their shares before a General Meeting are not entitled to vote.

7 CHANGE OF CONTROL AND DEFENSIVE MEASURES

7.1 STATUTORY PURCHASE OFFER

According to art. 32, paragraph 1 of the federal law (BEHG) governing stock markets and stock dealing, a duty exists to submit a public purchase offer when anyone, directly or indirectly, exceeds the 33⅓ per cent threshold of voting rights, regardless of whether these voting rights can be exercised or not.

7.2 CHANGE OF CONTROL CLAUSE

If one or more persons acting together acquire more than 33⅓ per cent of the capital of Saia-Burgess Electronics Holding AG, options will be immediately exercisable, regardless of the corresponding blocking periods. Any additional taxes or duties incurred from such premature exercise are to be borne by Saia-Burgess Electronics Holding AG.

8 STATUTORY AUDITORS

8.1 PERIOD OF MANDATE AND PERIOD IN OFFICE OF LEAD AUDITOR

The auditing company is elected each year by the Annual General Meeting. PricewaterhouseCoopers AG were elected as statutory auditors in 2003 for the first time. The lead auditor, Felix Roth, also took office in 2003.

8.2 AUDITING FEES

For the 2004 financial year, fees to PricewaterhouseCoopers AG amounted to CHF 770,000.

8.3 ADDITIONAL FEES

PricewaterhouseCoopers AG made no additional charges for fees in the 2004 financial year.

8.4 SUPERVISION AND CONTROL INSTRUMENTS RELATING TO AUDITS

The external auditors carry out their work within the legislatory framework and according to the principles of their profession, as required by the circumstances. On the instructions of the Audit Committee, the external auditors also carry out additional work examining key risks identified by the Audit Committee. Group Management and the Audit Committee are regularly informed of findings and proposals for improvements. The lead auditor participated in two meetings of the Audit Committee.

9 INFORMATION POLICY

Rhythm and form of information

Saia-Burgess Electronics Holding AG has an open, up-to-date information policy that treats all target groups of the capital investment market equally. Alongside the full Annual Report and Interim Report, quarterly reports are also published with sales, EBITA and profit figures. The Group Statement is drawn up according to the guidelines of IFRS (International Financial Reporting Standards). In addition to the financial results, Saia-Burgess Electronics Holding AG provides regular information in the form of media bulletins and shareholder letters about current changes and developments. Complete company data can also be obtained from www.saia-burgess.com. The official journal for company announcements by Saia-Burgess Electronics Holding AG is the "Schweizerische Handelsamtsblatt".

Duty of ad hoc publication

As a company listed on the SWX Swiss Exchange, Saia-Burgess Electronics Holding AG is obliged to publish information that is relevant to its share price (ad hoc publication, art. 72 of rules governing quoted companies "Kotierungsreglement"). These rules can be viewed under www.swx.com/admission/listing_rules_de.html.

Contact for shareholders, media and analysts

Valeria Poretti-Rezzonico
Director Communication and Marketing
T +41 26 672 72 04, v.poretti@saia-burgess.com

Agenda

19.04.05	Report on the 1st quarter 2005
19.05.05	Annual General Meeting in Murten
02.08.05	Interim Report 2005
18.10.05	Report on the 3rd quarter 2005

Added value

The following pages show, using figures from the 2004 financial year, how added value is produced and how it is used for the different stakeholder groups.

	CHF million
Sales	568.4
./. Contributions	354.9
Added value	**213.5**

Contrary to the standard profit and loss account, the added value created calculation does not reference the perspective of the company, but rather comments on the contribution made by Saia-Burgess to personal and public income.

The amount of added value corresponds to the company result less contributions, which relate to the cost of materials, depreciation and other expenses.

CHF million

Added value	213.5
EMPLOYEES	172.5



Easily the largest part of added value is used for the employees. The main items it covers are salaries and social costs.

	CHF million
Added value	213.5
LENDERS	4.8

Lenders are remunerated for the liabilities required by Saia-Burgess.





	CHF million
Added value	213.5
SHAREHOLDERS	**6.1**



Shareholders receive dividends in return for the capital they provide. Assessed over several years, the average payout ratio with Saia-Burgess represents 15 to 25 per cent of net income.






adidas



CHF million

Added value 213.5

COMMUNITY 11.2



The community (state) participates in added value created in the form of direct taxes.



	CHF million
added value	213.5
COMPANY	18.9



In order to safeguard future growth (self financing of investments) part of the added value created remains within the company.



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Saia-Burgess Group Financial Statements

Consolidated Balance Sheet

CHF ,000	Notes	31.12.2004	31.12.2003
Assets			
Cash and cash equivalents		22,099	23,489
Trade receivables	2.1	85,929	70,775
Other receivables and prepayments	2.2	12,245	17,632
Inventories	2.3	78,531	57,812
Current assets		**198,804**	**169,708**
Financial assets	2.9	353	
Property, plant and equipment	2.4	147,362	129,794
Deferred tax assets	3.7	7,243	7,459
Intangible assets	2.5.1/2.5.2	84,114	76,305
Investments in associates	2.7	6,502	6,631
Non-current assets		**245,574**	**220,189**
Total assets		**444,378**	**389,897**
Liabilities and shareholders' equity			
Borrowings	2.9	51,772	59,484
Trade payables		63,348	53,464
Other payables and accruals	2.8	36,617	36,517
Tax liabilities		6,890	4,498
Current liabilities		**158,627**	**153,963**
Borrowings	2.9	78,834	48,237
Provisions	2.10	9,499	8,518
Deferred tax liabilities	3.7	15,382	19,944
Non-current liabilities		**103,715**	**76,699**
Total liabilities		**262,342**	**230,662**
Share capital		30,673	30,538
Reserves and retained earnings		151,363	128,697
Total shareholders' equity		**182,036**	**159,235**
Total liabilities and shareholders' equity		**444,378**	**389,897**
Operating capital employed	3.1.5	315,424	271,929

Consolidated Statement of Income

CHF ,000	Notes	2004	2003
Sales	3.1	**568,350**	**490,248**
Cost of sales		412,983	357,055
Gross profit	3.1	**155,367**	**133,193**
Sales and marketing		41,499	39,424
Research and development	3.2	31,182	28,240
Administration/other operating expenses		35,631	27,624
Total operating expenses		**108,312**	**95,288**
Operating income before amortisation of intangible assets and other items		**47,055**	**37,905**
Amortisation of intangible assets	2.5.1/2.5.2	–6,105	–5,699
Other income/expense, net	3.5	114	692
Earnings before interest and tax (EBIT)	3.1	**41,064**	**32,898**
Finance expense, net	3.6	4,767	4,405
Income before tax		**36,297**	**28,493**
Income tax expense	3.7	**9,951**	**7,707**
Net income		**26,346**	**20,786**
Basic earnings per share (EPS) in CHF	4.4	43.11	34.22
Diluted earnings per share in CHF	4.4	42.64	34.13

Consolidated Statement of Cash Flows

CHF ,000	2004	2003
Income before tax	**36,297**	**28,493**
Depreciation of tangible fixed assets	25,630	23,408
Amortisation of intangible assets	6,105	5,699
Share of profits and losses from associated companies	453	729
Increase in long-term provisions	559	1,447
Revaluation of loans	-1,163	-696
Finance expense, net	4,949	4,405
Operating cash flow before working capital changes	72,830	63,485
(Increase) of trade receivables	-6,752	-5,205
Decrease/(Increase) in other current assets	5,647	-2,588
(Increase) of inventories	-17,631	-5,061
Increase of trade payables	6,463	8,492
Increase of other current liabilities	584	1,001
Cash generated from operations	61,141	60,124
Interest paid	-4,764	-4,404
Income taxes paid	-9,357	-6,463
Cash flow from operating activities	**47,020**	**49,257**
Purchase of property, plant and equipment	-29,296	-23,943
Proceeds from disposals of property, plant and equipment	1,545	107
Dividends received from associates	402	929
Cash used for acquisitions less divestments	-43,939	-3,422
Cash flow from investing activities	**-71,288**	**-26,329**
Purchase of treasury shares	-3,805	-191
Proceeds from sale of treasury shares	3,253	509
Dividends paid	-6,132	-6,066
Purchase of financial asset	-537	
Proceeds from borrowings	123,495	329
Repayment of borrowings	-92,801	-17,453
Cash flow from financing activities	**23,473**	**-22,872**
Effect of foreign currency translation	-595	271
Net increase in cash	-1,390	327
Cash at beginning of the year	23,489	23,162
Cash at end of the year	**22,099**	**23,489**
Free cash flow (defined as cash flow from operating activities less cash flow from investing activities excluding acquisitions)	19,671	26,350
EBITDA	72,799	62,005

Consolidated Statement of Shareholders' Equity

CHF ,000	Total share capital	Share premium	Treasury share	Fair value reserves	Retained earnings	Total reserves	Total share-holders' equity
Balance as of December 31, 2002	**30,538**	**36,107**	**–1,222**	**20,457**	**53,483**	**108,825**	**139,363**
Depreciation on building revaluation				–401	401		
Currency translation adjustment					4,834	4,834	4,834
Income/(expense) recognised directly in equity				–401	5,235	4,834	4,834
Net income 2003					20,786	20,786	20,786
Total income recognised for 2003				–401	26,021	25,620	25,620
Net purchase and sale of treasury shares			318			318	318
Dividend					–6,066	–6,066	–6,066
Balance as of December 31, 2003	**30,538**	**36,107**	**–904**	**20,056**	**73,438**	**128,697**	**159,235**
Depreciation on building revaluation				–401	401		
Currency translation adjustment					3,143	3,143	3,143
Income/(expense) recognised directly in equity				–401	3,544	3,143	3,143
Net income 2004					26,346	26,346	26,346
Total income recognised for 2004				–401	29,890	29,489	29,489
Capital increase	135	838				838	973
Net purchase and sale of treasury shares			–1,434		–95	–1,529	–1,529
Dividend					–6,132	–6,132	–6,132
Balance as of December 31, 2004	**30,673**	**36,945**	**–2,338**	**19,655**	**97,101**	**151,363**	**182,036**

The share capital as of December 31, 2004, consists of 613,450 (610,750) registered shares of CHF 50 nominal value each.

As of December 31, 2004, the Group owned 3,438 (2,864) treasury shares. As of December 31, 2004, the conditional share capital amounted to CHF 2,152,500, representing 43,050 shares compared to the previous year of CHF 2,287,500, representing 45,750 shares.

At the time of the restructuring of the Group in early 1998, certain assets were revalued on the basis of independent valuations. The resulting net surplus was recorded as fair value reserves. This reserve also includes a valuation adjustment on MiCS (note 2.7) of CHF 3.0 million recorded in 2001 when it was held as an available-for-sale investment.

1. SIGNIFICANT ACCOUNTING POLICIES

1.1 GENERAL INFORMATION

Saia-Burgess Electronics Holding AG with headquarters in Switzerland and its subsidiaries (the Group) focus on expanding segments of the automotive, industrial and infrastructure automation markets. As a supplier, its core competency is the development of innovative solutions that integrate software, electronic and electromechanical technologies. The Group manufactures switches, actuators, electronic products and electronic controllers in Europe, America, Africa and Asia. Products are sold through its worldwide sales organisations.

On May 11, 1998, the shares of Saia-Burgess Electronics Holding AG were offered to the public and became quoted on the Swiss stock exchange. The initial public offering included 110,000 new shares issued by the company, increasing the share capital by CHF 5.5 million to CHF 30.5 million.

The Group's primary format for reporting segment information is the business segment. For management purposes the Group is organised into the three operating divisions: Automotive, Industry and Controls. The divisions are the basis on which the Group reports its primary segment information.

The Group's secondary format for reporting segment information is geographical segments. The geographical segments reflect the principal geographical areas of the divisional operations.

1.2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) as published by the International Accounting Standards Board (IASB). The consolidated financial statements are prepared under the historical cost convention, as modified by the revaluation of land and buildings and derivative financial instruments. The Board of Directors approved the consolidated financial statements on February 25, 2005, for submission to the Annual General meeting of the shareholders on May 19, 2005.

1.2.1 BASIS FOR PREPARATION

Scope of consolidation

a. Subsidiaries

The consolidated financial statements of the Group are based on uniform, generally accepted accounting principles applicable for all Group companies. Balance sheets and profit and loss accounts of subsidiaries are consolidated from the date on which control is transferred to the Group and no longer consolidated from the date that control ceases.

The purchase method of accounting is used for acquired subsidiaries. The cost of an acquisition is measured as the fair value of the assets exchanged, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisitions is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

b. Associates

The Group's investments in its associates are accounted for under the equity method of accounting. These are entities over which the Group has significant influence (generally 20% to 50% of the voting interest) and which are neither subsidiaries nor joint ventures of the Group. The investments in associates are carried in the balance sheet at cost plus post-acquisition changes in the Group's share of net assets of the associates, less any impairment in value. The income statement reflects the Group's share of the results of operations of the associates. The Group's investment in its associates includes goodwill (net of accumulated amortisation) on acquisition, which is treated in accordance with the accounting policy for goodwill stated above.

The operating Group companies are listed on page 113.

All inter-company balances, transactions and inter-company profits are eliminated on consolidation.

1.2.2 SEGMENT REPORTING

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

1.2.3 FOREIGN CURRENCY TRANSLATION

a. Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in CHF, which is the parent company's functional and presentation currency.

b. Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rate prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

c. Group companies

Income statements and cash flows of consolidated companies are translated into the Group's reporting currency at average exchange rates for the year and their balance sheets are translated at the exchange rates ruling on December 31. Exchange differences arising from the translation of the net investment in foreign entities and of borrowings are taken to shareholder's equity. When a foreign entity is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.

Any goodwill arising on the acquisition of a foreign entity and any fair value adjustments to the carrying amounts of assets and liabilities are translated at historical rates in CHF.

The following foreign exchange rates have been applied:

Currency	Units	Year-end rates 31.12.2004	Year-end rates 31.12.2003	Average rates 2004	Average rates 2003
CAD	100	93.97	95.99	95.62	96.17
CNY	100	13.69	15.03	15.04	16.30
EUR	1	1.54	1.56	1.54	1.52
GBP	1	2.18	2.21	2.28	2.20
HKD	100	14.56	16.00	15.97	17.31
HUF	100	0.63	0.60	0.61	0.60
PLN	100	37.79		34.16	
TND	1	0.95	0.91	0.98	1.03
USD	1	1.13	1.24	1.24	1.35

1.2.4 USE OF ESTIMATES

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual outcomes could differ from those estimates.

1.2.5 COMPARATIVES

Where necessary, prior year balances have been reclassified to conform to the current year presentation.

1.2.6 CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash on hand and bank account balances as well as fixed-term deposits with a maturity of 3 months or less. Bank overdrafts are shown within current borrowings.

1.2.7 TRADE RECEIVABLES

Trade receivables are recognised initially at the fair value of the invoiced amount less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms relating to the receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows. The amount of the provision is recognised in the income statement.

1.2.8 INVENTORIES

Inventories are stated at the lower of cost and net realisable value. Cost is determined using the first-in, first-out (FIFO) method. The cost of finished goods and work in progress comprises raw materials, direct labour, other direct costs and related production overheads. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

Work-in-progress is valued according to the extent of manufacture.

1.2.9 PROPERTY, PLANT AND EQUIPMENT

Land and buildings comprise mainly factories and offices. Land and buildings are shown at fair value, based on periodic valuations by external independent valuers, less subsequent depreciation for buildings. Valuation updates are obtained every 3 to 5 years. Any accumulated depreciation at the date of revaluation is eliminated against the gross carrying amount of the asset and the net amount is restated to the revalued amount of the asset. All other property, plant and equipment is stated at historical cost less depreciation. Historical cost includes expenditures that are directly attributable to the acquisition of the items. Repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Increases in the carrying amount arising on revaluation of land and buildings are credited to fair value reserves in shareholders' equity. Decreases that offset previous increases of the same asset are charged against fair value reserves directly in equity. All other decreases are charged to the income statement. Each year the difference between depreciation based on the revalued carrying amount of the asset charged to the income statement and depreciation based on the asset's original cost is transferred from fair value reserve to retained earnings.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost or revalued amounts to their residual values over their estimated useful lives.

The estimated useful life for depreciation purposes is:

Land	no depreciation
Buildings	40 to 50 years
Machinery and tooling	3 to 10 years
Furniture and vehicles	3 to 10 years

The following aspects are taken into consideration when determining the useful life of fixed assets:

- the physical lifespan;
- the company's replacement policy;
- market or technical obsolescence;
- contractual or legal restrictions.

1.2.10 INTANGIBLE ASSETS

a. Intangible assets with indefinite useful life

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associates is included in investments in associates. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill on investments acquired before March 31, 2004

Goodwill resulting from acquisition of investments before March 31, 2004, is amortised using the straight-line method over its estimated useful life. Management determines the estimated useful life of goodwill based on its evaluation of the respective companies at the time of the acquisition. Goodwill resulting from acquisitions of investments is usually amortised over a period of 20 years whereas goodwill resulting from asset deals is amortised over a period of 5 years.

At each balance sheet date the Group assesses whether there is any indication of impairment. If such indications exist an analysis is performed to assess whether the carrying amount of goodwill is fully recoverable. A write-down is made if the carrying amount exceeds the recoverable amount.

Goodwill on investments acquired after March 31, 2004

Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Goodwill is allocated to cash-generating units for the purpose of impairment testing. Each of those cash-generating units represents the Group's investment in the three operating divisions reported as primary reporting segments.

b. Identifiable intangible assets with finite useful life

Customer lists, order books and patents are shown at historical cost less accumulated amortisation. Amortisation is calculated using the straight-line method to allocate the cost over the estimated useful life.

c. Research and development expenditure

Research and development expenditure is recognised as an expense as incurred since the criteria for its recognition as an asset are not met.

1.2.11 IMPAIRMENT OF ASSETS

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

1.2.12 BORROWINGS

Borrowings are recognised initially at the fair value of the consideration received, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost using the effective yield method. Any difference between proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings.

1.2.13 INCOME TAXES

Income taxes payable on the taxable profits of the individual companies are fully provided for in accordance with the tax regulations in force in the respective countries.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets are only recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Tax loss carry-forwards are only reported as deferred tax assets when it can be reasonably assumed that future taxable income will be sufficient to secure tax advantage by offsetting losses.

1.2.14 PROVISIONS

Provisions are recognised when the Group has a present legal or constructive obligation as a result

- of past events and
- it is more likely than not that an outflow of resources will be required to settle the obligation and
- the amount can be reliably estimated.

Where the Group expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

1.2.15 SHARE CAPITAL

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares or options, or for the acquisition of a business, are included in the cost of acquisition as part of the purchase consideration.

Treasury shares are deducted from equity at the consideration paid until the shares are cancelled, reissued or disposed of. Where such shares are subsequently sold or reissued the shares are disposed at average cost and any surplus or deficit on disposal is included in retained earnings.

1.2.16 DIVIDENDS

Dividends are recorded in the Group's financial statements in the period in which they are approved by the company's shareholders.

1.2.17 EMPLOYEE BENEFITS

a. Pension obligations

Group companies operate various pension schemes in accordance with the local conditions and practices in the countries in which they operate. These schemes are generally funded through payments to insurance companies or trustee-administrated funds, determined by periodic actuarial calculations. The Group has both defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

The liability recognised in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognised actuarial gains or losses and past service costs. The defined benefit obligation is calculated with sufficient regularity by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability.

Actuarial gains and losses are recognised as income or expense when the cumulative unrecognised actuarial gains or losses for each individual plan exceed 10% of the higher of defined benefit obligation and the fair value of plan assets. These gains or losses are recognised over the expected average remaining working life of the employees participating in the plans.

For defined contribution plans, the company pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. Once the contributions have been paid, the company has no further payment obligations. The regular contributions constitute net periodic costs for the year in which they are due and as such are included in staff costs.

b. Bonus plans

The Group recognises a liability and an expense for bonuses based on a formula that takes into consideration the profit of the year after certain defined adjustments.

c. Stock options plan

The Group operates a share option plan for key managers and the Board of Directors of the Group. Options are granted at the market price of the shares based on the average share price over the first three months of the year. Options are exercisable three years after grant with an exercise period of three years. When the options are exercised, the proceeds received net of any transaction costs are credited to shareholders' equity. The diluting effect on earnings per share is taken into account if the market price exceeds the determined exercise price. No compensation cost is recognised in these financial statements for options granted to employees.

1.2.18 REVENUE RECOGNITION

Revenue comprises the invoiced value of sales of goods and services, net of value-added tax, rebates and after elimination of sales within the Group. Revenue is recognised as follows:

- Sales of goods are recognised when a Group entity has delivered products to the customer, the customer has accepted the products and collectibility of the related receivables is reasonably assured.
- Royalty income is recognised on an accrual basis in accordance with the substance of the relevant agreements.

1.2.19 LEASES

A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership. Finance leases are recognised as assets and liabilities in the balance sheet at net present value of the minimum lease payments, which approximate the fair value at the inception of the lease. A finance lease gives rise to depreciation expense for depreciable assets as well as finance expense for each accounting period. Assets are depreciated over the shorter of the useful life or the lease term.

A lease is classified as an operating lease if it does not transfer substantially all the risks and rewards incidental to ownership. Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease.

1.2.20 GRANTS

Grants are only accounted for when there is reasonable assurance that they are non-refundable. Grants relating to expenditure on tangible assets are deducted from the cost of the assets.

1.3 FINANCIAL RISK MANAGEMENT

1.3.1 FINANCIAL RISK FACTORS

The Group's activities expose it to a variety of financial risks:

- market risk (including currency risk, fair value interest risk and price risk)
- credit risk
- liquidity risk
- cash flow interest rate risk.

The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group's financial performance. The Group uses derivative financial instruments to hedge certain risk exposures in accordance with the Group's risk policy.

The Group's financial risk management policy defines an appropriate balance between business risks entered into, resulting profits and the potential effects on shareholders' equity. Operating units manage financial risks within defined limits. The objective is to reduce financial risks by balancing the cost of hedging against the amounts at risk.

a. Foreign exchange risk

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the EUR, USD and GBP. Foreign exchange risks arise from future commercial transactions, recognised assets and liabilities and net investments in foreign operations.

To manage their foreign exchange risk arising from future commercial transactions and existing assets and liabilities, entities in the Group use forward contracts following prior consultation with Group Treasury. Foreign exchange risk arises when future commercial transactions, recognised assets and liabilities are denominated in a currency that is not the entity's functional currency.

b. Price risk

Price changes in commodities can affect the Group's results.

c. Credit risk

The Group has no significant concentrations of credit risk. It continually monitors receivables and assesses the creditworthiness of new customers to manage exposure to credit risk. Derivatives counterparties and cash transactions are limited to high-credit-quality financial institutions.

d. Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities.

e. Cash flow and fair value interest rate risk

As the Group has no significant interest bearing assets, it's income and operating cash flows are substantially independent of changes in market interest rates.

The Group interest rate risk arises from borrowings issued at variable rates. The Group manages its cash flow interest rate risk by using interest rate derivatives. Such interest rate derivatives have the economic effect of converting borrowings from floating rates to fixed or capped rates. Derivatives are used depending on the Group's assessment of market conditions.

1.3.2 ACCOUNTING FOR DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

Derivatives are initially recognised at fair value on the date a derivative contract is entered into, and are subsequently re-measured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

Generally the Group uses derivative instruments that do not qualify for hedge accounting. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognised immediately in the income statement.

1.3.3 FAIR VALUE ESTIMATION

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date.

The face values less any estimated credit adjustments for financial assets and liabilities with a maturity of less than one year are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate available to the Group for similar financial instruments.

2. NOTES TO THE CONSOLIDATED BALANCE SHEET

2.1 TRADE RECEIVABLES

CHF ,000	31.12.2004	31.12.2003
Trade receivables	89,386	73,022
Provision for doubtful accounts	-3,457	-2,247
Total	**85,929**	**70,775**

There is no concentration of credit risk as the Group has a large number of customers and the highest customer balance outstanding as of December 31, 2004, did not exceed 7% of total trade receivables.

2.2 OTHER RECEIVABLES AND PREPAYMENTS

CHF ,000	31.12.2004	31.12.2003
Other receivables	9,735	13,039
Prepayments	2,510	4,593
Total	**12,245**	**17,632**

Other receivables mainly consist of VAT and other short-term tax receivables. Prepayments as of December 31, 2004, include CHF 2.0 million (CHF 3.6 million) prefinancing for tools under construction.

2.3 INVENTORIES

CHF ,000	31.12.2004	31.12.2003
Raw materials and components	50,411	35,079
Work in process	8,070	6,787
Finished products (including purchased goods)	20,050	15,946
Total	**78,531**	**57,812**

The value of the inventories is stated net of a provision of CHF 7.8 million (CHF 6.8 million) for obsolete and slow-moving items.

2.4 PROPERTY, PLANT AND EQUIPMENT

CHF ,000	Land	Buildings	Machinery	Tooling	Other	Total property, plant and equipment
Cost/revalued amount						
Balance January 1, 2003	11,665	70,061	121,044	66,289	33,067	302,126
Exchange differences	70	511	682	841	307	2,411
Additions from acquisition of subsidiaries			205	305	1,348	1,858
Additions 2003	52	1,197	10,121	8,104	4,469	23,943
Disposals 2003		-52	-1,931	394	-1,536	-3,125
Balance December 31, 2003	11,787	71,717	130,121	75,933	37,655	327,213
Exchange differences	-77	-331	-653	-703	-347	-2,111
Additions from acquisition of subsidiaries	1,207	3,184	8,292	3,298	381	16,362
Additions 2004		2,327	12,389	8,532	5,802	29,050
Disposals 2004	-50	-644	-4,840	-555	-1,701	-7,790
Balance December 31, 2004	12,867	76,253	145,309	86,505	41,790	362,724
Accumulated depreciation						
Balance January 1, 2003		25,674	78,309	47,297	23,759	175,039
Exchange differences		155	942	538	364	1,999
Additions 2003		1,532	10,454	7,832	3,590	23,408
Disposals 2003			-1,726	254	-1,555	-3,027
Balance December 31, 2003		27,361	87,979	55,921	26,158	197,419
Exchange differences		-127	-400	-649	-255	-1,431
Additions 2004		1,623	12,295	7,477	4,235	25,630
Disposals 2004		-164	-3,714	-682	-1,696	-6,256
Balance December 31, 2004		28,693	96,160	62,067	28,442	215,362
Exchange differences						
Balance December 31, 2003	11,787	44,356	42,142	20,012	11,497	129,794
Balance December 31, 2004	12,867	47,560	49,149	24,438	13,348	147,362

The Group's land and buildings were revalued for the first time in 1995, then in 1999 and most recently in 2002, by independent valuers. Valuations were made on the basis of the market value for existing use. The book values of the properties were adjusted to the revaluations and the resultant surplus net of deferred income taxes was credited to fair value reserves in shareholders' equity as shown in the consolidated statement of shareholder's equity.

Included in machinery as of December 31, 2004, is a finance lease of CHF 0.6 million (note 4.2).

If land and buildings were stated on the historical cost basis, the amounts would be as follows:

CHF ,000	2004	2003
Cost	61,939	56,439
Accumulated depreciation	24,282	23,352
Net book value	37,657	33,087

2.5 INTANGIBLE ASSETS

2.5.1 INTANGIBLE ASSETS WITH INDEFINITE USEFUL LIFE

Goodwill

	Amortisation in years	Original amount CHF ,000	31.12.2003 CHF ,000	Amortisation CHF ,000	Increase CHF ,000	31.12.2004 CHF ,000
B.M. Instruments (BMI)	5	2,899	296	–296		
TH-Contact AG	5	1,804	1,353	–361		992
LTD Locking Technologies and Devices GmbH	5	4,529	1,820	–455		1,365
Ledex & Dormeyer companies	20	81,972	69,719	–4,092		65,627
Cetronic AG	5	1,901	1,712	–380		1,332
Otehall Switches Ltd. and Otehall Tooling Ltd.	5	1,429	1,405	–286		1,119
Bühler actuator division (note 2.6)					10,345	10,345
Sick/Stegmann synchronous motors and motor gearbox business (note 2.6)					1,544	1,544
Total			**76,305**	**–5,870**	**11,889**	**82,324**

Amortisation of goodwill recognised for investments acquired before March 31, 2004, of CHF 5.9 million is included in amortisation of intangible assets in the income statement.

As of January 1, 2003, the amortisation period of the goodwill resulting from the acquisition of LTD Locking Technologies and Devices GmbH (renamed to Saia-Burgess Deutschland GmbH as of January 1, 2005) was reduced to a remaining period of 5 years as most of the operations were integrated to the business of Saia-Burgess Halver GmbH & Co. KG.

Goodwill

CHF ,000	2004	2003
At cost, January 1	91,978	88,081
Additions from acquisition of subsidiaries	11,889	3,897
At cost, December 31	**103,867**	**91,978**
Accumulated amortisation, January 1	15,673	9,974
Amortisation for the year	5,870	5,699
Accumulated amortisation, December 31	**21,543**	**15,673**
Net book value of goodwill	**82,324**	**76,305**

Impairment test for goodwill

Goodwill is allocated to cash-generating units identified as the three operating divisions reported as business segment:

CHF ,000	2004	2003
Automotive	23,413	14,094
Industry	58,911	62,211
Controls		
Total	**82,324**	**76,305**

The recoverable amount of a cash-generating unit is determined based on value-in-use-calculations. These calculations use cash flow projections based on financial business plans prepared by the

Management and approved by the Board of Directors covering a five-year period. Cash flows beyond the five-year period are extrapolated.

Management determined the planned gross margin based on past performance and its expectations for business development.

Additionally, the following key assumptions were used for value-in-use calculations:

	Automotive	Industry
Growth rate used to extrapolate cash flows beyond the plan period	2.0%	2.0%
Weighted Average Cost of Capital rate (WACC) before tax applied to the cash flow projections	8.7%	8.7%

These assumptions have been used for the analysis of the cash-generating units defined as business segments. The growth rates used are consistent with the business plans. The discount rates used are pre-tax and reflect specific risks relating to the relevant segments.

Tests performed using assumptions above did not reveal the requirement for any impairment charges.

2.5.2 INTANGIBLE ASSETS WITH DEFINITE USEFUL LIFE

	Customer lists	Order backlog	Patents	Total
Amortisation period in years	5	0	10	
CHF ,000				
Net book value, January 1, 2004				
Additions from acquisitions of subsidiaries	783	108	1,280	2,171
Amortisation for the year	-65	-108	-62	-235
Exchange differences	-3		-143	-146
Net book value, December 31, 2004	**715**	**0**	**1,075**	**1,790**

During the acquisition of the Bühler Actuator Division and the Sick/Stegmann synchronous motors and motor gearbox business (note 2.6) the Group identified the above listed intangible assets with definite useful life. These assets are amortised over their useful life and are carried at cost less accumulated amortisation.

Amortisation costs 2004 of CHF 0.2 million are included in amortisation of intangible assets in the income statement.

2.6 BUSINESS COMBINATIONS

Cetronic AG

As of January 6, 2003, the Group acquired a 20% shareholding in Cetronic AG, Switzerland, for CHF 1.2 million. As of July 1, 2003, the remaining 80% was purchased for CHF 3.4 million, net of cash. Cetronic AG manufactures subsystems within the industry segments.

Of the total purchase price of CHF 4.6 million, net of CHF 0.4 million cash, an instalment of CHF 1.2 million was paid in 2002, CHF 0.9 million in 2003 and the remaining amount of CHF 2.5 million in 2004.

Impact of the acquisition of Cetronic AG on the Group's financial statements in 2003:

CHF ,000	1.7.2003
Current assets net of cash	2,352
Property, plant and equipment	1,306
Payables including provisions at acquisition	-959
Total net assets acquired	**2,699**
Purchase price net of cash	-4,600
Goodwill	**-1,901**

Otehall Switches Ltd. and Otehall Tooling Ltd.

As of December 11, 2003, the Group acquired the business and the assets of Otehall Switches Ltd. and Otehall Tooling Ltd. in the UK. Otehall products are complementary to our Group switches and mainly sold to a UK industrial customer base.

The impact of the acquisition of Otehall Switches Ltd. and Otehall Tooling Ltd. on the Group's financial statements in 2003 was:

CHF ,000	11.12.2003
Current assets net of cash	429
Property, plant and equipment	552
Payables including provisions at acquisition	-101
Total net assets acquired	**880**
Purchase price net of cash paid in 2003	-2,309
Goodwill	**-1,429**

Bühler Actuator Division

As of July 1, 2004, the Group acquired the actuator division of the Bühler Motor Group. The division manufactures DC and stepper motors for automotive air-conditioning systems at its main plant in Cary (NC) USA as well as in the Czech Republic and China. The Group took over the business in the USA and the assets from the other two production plants. With this acquisition the Group has expanded its automotive business in the USA and will become a market leader in flap actuators for automotive air-conditioning systems (note 3.1.4).

Details of net assets acquired and goodwill are as follows:

Purchase consideration

CHF ,000	1.7.2004
Cash outflow on acquisition	33,947
Direct costs relating to the acquisition	1,013
Total purchase consideration net of cash	**34,960**
Fair value of net assets acquired	-24,615
Goodwill	**10,345**

The goodwill is attributable to the significant synergies expected to arise in the automotive business.

The assets and liabilities arising from the acquisition are as follows:

CHF ,000	Fair value	Acquiree's carrying amount
Trade receivables	10,632	10,739
Inventory	3,616	3,244
Prepayments others	145	24
Property, plant and equipment	12,871	12,985
Intangible asset (patent)	1,280	
Deferred tax asset	2,829	3,896
Payables	-6,758	-6,831
Net assets acquired	**24,615**	**24,057**

The purchase price net of cash of CHF 35.0 million covers the acquisition of the business in the USA and the assets in the Czech Republic as well as transaction costs.

In connection with the Bühler acquisition an additional CHF 1.3 million is payable in 2005 for property, plant and equipment located in China as soon as the assets are transferred to our Chinese Group company. This amount is not included in the analysis above.

Sick/Stegmann synchronous motors and motor gearbox business

As of August 1, 2004, the Group acquired the synchronous motors and motor gearbox business of Sick/Stegmann GmbH & Co. KG in Donaueschingen, Germany, as well as a manufacturing site in Poland. The acquisition enables the Group to increase its share of the European small synchronous motor market from around 12% to more than 20% (note 3.1.4).

Details of net assets acquired and goodwill are as follows:

Purchase consideration

CHF ,000	1.8.2004
Cash outflow on acquisition	6,382
Direct costs relating to the acquisition	161
Total purchase consideration net of cash	**6,543**
Fair value of net assets acquired	–4,999
Goodwill	**1,544**

The goodwill is attributable to the significant synergies expected to arise in the industry business.

The assets and liabilities arising from the acquisition are as follows:

CHF ,000	Fair value	Acquiree's carrying amount
Trade receivables	6	6
Inventory	758	758
Prepayments others	92	92
Property, plant and equipment	4,663	809
Intangible assets (customer list and order book)	891	
Payables	–1,411	–1,493
Net assets acquired	**4,999**	**172**

2.7 INVESTMENTS IN ASSOCIATES

CHF ,000	31.12.2004	31.12.2003
SMART Micromotor Co. Ltd., 49%, People's Republic of China	1,413	1,466
Burgess-Defond Ltd., 25%, People's Republic of China	775	599
MicroChemical Systems SA (MiCS), 37.9%, Switzerland	4,288	4,540
IP Trading Ges.m.b.H., 49%, Austria	26	26
Total	**6,502**	**6,631**

During the year 2004 the Group increased the investment in MicroChemical Systems SA (MiCS) by CHF 0.9 million. The share in investment of 37.9% as of December 31, 2004, remained unchanged to the prior year. The Group has not committed to invest any further funds. In 2003 the investment was increased by CHF 1.0 million from 33.5% to 37.9%.

As of July 1, 2003, the Group reduced its share in Burgess-Defond Ltd. from 50% to 25%. Cash received for the disposal amounted to CHF 1.3 million. The Group recorded a gain of CHF 0.3 million on this disposal.

In January 2003 the Group acquired 49% of IP Trading Ges.m.b.H., an Austrian trading company with a subsidiary in Russia. Cash out for this investment was CHF 0.026 million.

2.8 OTHER PAYABLES AND ACCRUALS

CHF ,000	31.12.2004	31.12.2003
Payroll and social costs	15,609	14,798
Accrued expenses	19,007	20,539
Grants	2,001	1,180
Total	**36,617**	**36,517**

Other payables and accruals include provisions for vacation entitlement, salaries and bonuses, as well as accruals for other short-term expenditures for which the liability is not yet precisely quantifiable.

Accrued expenses as of December 31, 2003, include the remaining amount of CHF 2.5 million payable for the acquisition of Cetronic AG.

2.9 BORROWINGS

CHF ,000	31.12.2004	31.12.2003
Current		
Bank overdrafts	5,648	13,008
Working capital facility	29,549	24,972
Borrowings	16,575	21,504
Total	51,772	59,484
Non-current		
Borrowings	80,224	48,931
Deferred transaction cost	-1,390	-694
Total	78,834	48,237
Total Borrowings	**130,606**	**107,721**

The maturity of non-current borrowings is as follows:

CHF ,000	31.12.2004	31.12.2003
Between 1 and 2 years	14,433	22,285
Between 2 and 5 years	65,583	26,287
Over 5 years	208	359
Total	**80,224**	**48,931**

The borrowings are granted at the applicable LIBOR rate for the period plus a margin of 1.0% (0.9%) and are repayable within 5 years. In order to minimise the exposure to interest rate increases, the Group entered into an interest rate derivative and limited the interest rate exposure of approximately 50% of the outstanding USD borrowings for a period of 3 years to 3.5%. As of December 31, 2004, the fair value of the derivative amounted to CHF 0.353 million and is included in financial assets.

The effective interest rates for the major borrowings and currencies at the balance sheet date were as follows:

			2004			2003
	USD	EUR	CHF	USD	EUR	CHF
Bank overdrafts		7.0%	5.0%		7.7%	5.0%
Working capital facility		3.2%			3.0%	
Borrowings	3.8%	3.4%		2.0%	3.0%	

The carrying amounts of the borrowings are denominated in the following currencies:

CHF ,000	31.12.2004	31.12.2003
CHF		8,799
EUR	59,574	36,248
GBP	6,085	4,418
USD	66,093	58,189
Other and transaction costs	-1,146	67
Total	**130,606**	**107,721**

The Group's existing interest bearing bank indebtedness under the credit facility agreement dated December 22, 2000, was refinanced as of June 25, 2004. The new agreement provides additional facilities of approximately CHF 40 million for the financing of the acquisitions of the Bühler actuator division and the Sick/Stegmann synchronous motors and motor gearbox business and CHF 10.0 million for working capital requirements.

As of December 31, 2004, the Group complied with the various covenants linked to those loans. The fair value of long-term loans approximates the book value.

The transaction cost for the refinancing amounted to CHF 1.0 million and is depreciated over the lifetime of the underlying bank loans.

2.10 PROVISIONS

CHF ,000	Pension liability for defined benefit plans (note 3.3)	Other employee benefits	Warranty provision	Other	Total
Total as of January 1, 2004	4,557	1,253	2,050	658	8,518
Charged to consolidated income statement:					
– Acquired through business combinations			520		520
– Additional provision	4,888	83			4,971
– Transfer	1,011	-1,011			
Exchange differences	-610		-55		-665
Used during year	-3,845				-3,845
Total as of December 31, 2004	**6,001**	**325**	**2,515**	**658**	**9,499**

3. NOTES TO THE CONSOLIDATED STATEMENT OF INCOME

3.1 SEGMENT INFORMATION

PRIMARY REPORTING FORMAT – BUSINESS SEGMENT

3.1.1 SALES BY DIVISION

	2004 CHF ,000	as % of Total	2003 CHF ,000	as % of Total
Automotive	308,234	54.2%	252,537	51.5%
Industry	211,767	37.3%	191,760	39.1%
Controls	48,349	8.5%	45,951	9.4%
Total	**568,350**	**100.0%**	**490,248**	**100.0%**

3.1.2 GROSS PROFIT BY DIVISION

	2004 CHF ,000	as % of sales	2003 CHF ,000	as % of sales
Automotive	64,499	20.9%	50,497	20.0%
Industry	62,012	29.3%	55,902	29.2%
Controls	28,856	59.7%	26,794	58.3%
Total	**155,367**	**27.3%**	**133,193**	**27.2%**

3.1.3 EARNINGS BEFORE INTEREST AND TAX (EBIT) BY DIVISION

	2004 CHF ,000	as % of sales	2003 CHF ,000	as % of sales
Automotive	26,311	8.5%	18,538	7.3%
Industry	10,331	4.9%	9,590	5.0%
Controls	4,308	8.9%	4,078	8.9%
Other*	114		692	
Total	**41,064**	**7.2%**	**32,898**	**6.7%**

* Not attributable to individual Division

3.1.4 ADDITIONS IN THE STRUCTURE OF CONSOLIDATION

CHF ,000	Impact on sales 2004	Impact on EBITA 2004
Bühler actuator division, acquired July 1, 2004	29,229	2,421
Total Automotive Division	29,229	2,421
Cetronic AG, fully acquired July 1, 2003	1,925	213
Otehall Switches Ltd. and Otehall Tooling Ltd., acquired December 11, 2003	6,371	–3,611
Sick/Stegmann synchronous motors and motor gearbox business, acquired August 1, 2004	5,409	479
Total Industry Division	13,705	–2,919
Total	**42,934**	**–498**

Sales

CHF ,000



600,000
500,000
400,000
300,000
200,000
100,000
0
468,874
233,199
193,054
42,621
490,248
252,537
191,760
45,951
568,350
309,234
211,767
48,349
2002
2003
2004
Total
Automotive
Industry
Controls

Earnings before interest, tax and amortisation (EBITA)

CHF ,000



60,000
50,000
40,000
30,000
20,000
10,000
0
42,472
19,967
15,895
2,647
3,963
38,597
19,762
14,065
4,078
692
47,169
27,394
15,353
4,308
114
2002
2003
2004
Total
Automotive
Industry
Controls
Other

Research and development

CHF ,000



30,000
25,000
20,000
15,000
10,000
5,000
0
26,845
12,650
8,475
5,720
28,240
13,043
8,828
6,369
31,182
15,937
8,990
6,255
2002
2003
2004
Total
Automotive
Industry
Controls

Depreciation of tangible assets

CHF ,000



30,000
25,000
20,000
15,000
10,000
5,000
0
23,755
14,305
8,679
771
23,408
15,489
7,101
818
25,630
16,354
8,272
1,004
2002
2003
2004
Total
Automotive
Industry
Controls

Capital expenditures

CHF ,000



30,000
25,000
15,000
20,000
10,000
5,000
0
20,576
12,048
7,112
1,416
23,943
16,179
6,736
1,028
29,050
19,884
7,984
1,182
2002
2003
2004
Total
Automotive
Industry
Controls

3.1.5 OPERATING CAPITAL EMPLOYED BY DIVISION

CHF ,000	Assets 31.12.2004	Liabilities 31.12.2004	Net 31.12.2004
Automotive	193,250	56,434	136,816
Industry	188,920	37,871	151,049
Controls	26,009	5,676	20,333
Other*	14,100	6,874	7,226
Total	**422,279**	**106,855**	**315,424**
Cash and cash equivalents	22,099		22,099
Borrowings current		51,772	-51,772
Liabilities non-current		103,715	-103,715
Total assets and liabilities	**444,378**	**262,342**	**182,036**

CHF ,000	Assets 31.12.2003	Liabilities 31.12.2003	Net 31.12.2003
Automotive	150,734	48,078	102,656
Industry	175,375	35,828	139,547
Controls	26,209	6,075	20,134
Other*	14,090	4,498	9,592
Total	**366,408**	**94,479**	**271,929**
Cash and cash equivalents	23,489		23,489
Borrowings current		59,484	-59,484
Liabilities non-current		76,699	-76,699
Total assets and liabilities	**389,897**	**230,662**	**159,235**

* Not attributable to an individual Division as the amount relates mainly to financial investments, tax assets and tax liabilities.

3.1.6 RETURN ON AVERAGE OPERATING CAPITAL EMPLOYED BY DIVISION

	2004	2003
Automotive	22.0%	18.8%
Industry	7.1%	6.7%
Controls	21.3%	21.7%
Total	**14.0%**	**12.0%**

Return of Divisions is defined as earnings before interest and tax (EBIT) excluding other income/expense net.

3.1.7 NUMBER OF EMPLOYEES BY DIVISION

	2004	2003
Automotive	1,914	1,590
Industry	1,626	1,422
Controls	179	173
Total	**3,719**	**3,185**

SECONDARY REPORTING FORMAT – GEOGRAPHICAL SEGMENTS

3.1.8 SALES TO GEOGRAPHICAL REGIONS

	2004 CHF .000	as % of total	2003 CHF .000	as % of total
European Union	381,947	67.2%	321,282	65.5%
Other European countries	36,662	6.5%	47,235	9.6%
North America	114,960	20.2%	92,114	18.8%
Rest of the world	34,781	6.1%	29,617	6.1%
Total	**568,350**	**100.0%**	**490,248**	**100.0%**

2003 sales to the European Union are not restated for the enlargement in member states 2004.

3.1.9 SALES BY MAJOR PRODUCT GROUPS

	2004 CHF .000	as % of total	2003 CHF .000	as % of total
Switches	189,158	33.2%	162,979	33.2%
Sensors	27,738	4.9%	28,097	5.7%
Motors	229,495	40.4%	179,355	36.6%
Solenoids	47,199	8.3%	48,222	9.8%
Appliance devices	5,025	0.9%	8,034	1.6%
Electronic controllers	69,735	12.3%	63,561	13.1%
Total	**568,350**	**100.0%**	**490,248**	**100.0%**

3.1.10 ASSETS AND CAPITAL EXPENDITURES BY REGION

	2004 CHF .000	as % of total	2003 CHF .000	as % of total
Assets by region				
European Union	181,331	40.8%	138,427	35.5%
Other European countries	203,093	45.7%	213,639	54.8%
North America	51,152	11.5%	29,318	7.5%
Rest of the world	8,802	2.0%	8,513	2.2%
Total	**444,378**	**100.0%**	**389,897**	**100.0%**

2003 assets in the European Union are not restated for the enlargement in member states 2004.

Capital expenditures by region				
European Union	14,785	50.9%	8,433	35.2%
Other European countries	11,401	39.2%	13,473	56.3%
North America	2,141	7.4%	1,496	6.2%
Rest of the world	723	2.5%	541	2.3%
Total	**29,050**	**100.0%**	**23,943**	**100.0%**

2003 capital expenditures by region in the European Union are not restated for the enlargement in member states 2004.

3.2 RESEARCH AND DEVELOPMENT COSTS

Research and development costs for 2004 amounted to CHF 31.2 million (CHF 28.2 million). These costs are net of contributions received.

3.3 RETIREMENT BENEFIT COSTS

The Group has various defined benefit and contribution plans. They are usually based on separate external pension schemes.

At the end of 1997, the Swiss operating company changed from a defined benefit plan to a defined contribution plan according to Swiss standards (BVG). For IFRS purposes, however, the plan qualifies as a defined benefit plan.

CHF ,000		2004	2003
Reconciliation of assets and liabilities recognised			
Present value of funded obligations		122,378	116,845
Fair value of plan assets		104,152	96,952
Excess of liabilities of funded obligations		18,226	19,893
Present value of unfunded benefit obligations		6,988	5,589
Unrecognised actuarial gains (losses)		-19,213	-20,925
Pension liabilities for defined benefit pension plans recognised in balance sheet		**6,001**	**4,557**
Expenses recognised in the income statement			
Current service cost		5,506	5,130
less employees contributions		-2,641	-2,428
Interest cost on benefit obligation		5,081	4,731
less expected return on plan assets		-4,688	-4,121
Actuarial loss recognised in year		1,069	569
Past service cost		10	107
Total defined benefit expense		**4,337**	**3,988**
Movement of defined benefitsnet liabilities recognised in balance sheet			
Pension liability at beginning of year		4,557	3,186
Exchange difference		-611	294
Pension expense		4,337	3,988
less employers contributions paid		-3,608	-3,370
Benefits paid for plans without assets		1,326	459
Pension liability for defined benefit plans at end of the year		**6,001**	**4,557**
Actual return on plan assets		**4,524**	**6,946**
Principal actuarial assumptions			
Discount rates:	Switzerland	3.5%	3.5%
	Other	4.5 to 6%	5 to 6%
Expected rates of return on plan assets:	Switzerland	4.0%	4.0%
	Other	8.0%	8.0%
Expected rates of salary increases:	Switzerland	1.5%	1.5%
	Other	0 to 4.0%	0 to 2.5%
Average remaining working life of employees (in years):	Switzerland	15	15
	Other	0 to 16	2 to 12

Retirement benefit costs comprise of the following:

CHF ,000	2004	2003
Defined contribution plans	2,667	1,861
Defined benefit plans	4,337	3,988
Total	**7,004**	**5,849**

3.4 BOARD OF DIRECTORS' REMUNERATION

CHF ,000	2004	2003
Cash remuneration	290	228
Total	**290**	**228**

Additionally 750 options (750) at an exercise price of CHF 544 (CHF 295) were granted to the Board of Directors in the year 2004.

The CEO does not receive a compensation for his function as a Board member. The non-executive members of the Board are receiving additionally a fixed compensation of CHF 47,442 (CHF 36,000) to cover their direct expenses.

3.5 OTHER INCOME/EXPENSE

CHF ,000	2004	2003
Foreign exchange gains on loans	567	1,448
Share of profits and losses from associated companies	–453	–756
Total	**114**	**692**

Share of profits and losses from associated companies consists of CHF 0.7 million (CHF 1.0 million) income from investments in associated companies Burgess-Defond Ltd. and SMART Micromotor Co. Ltd. and proportionate losses including goodwill amortisation of MicroChemical Systems SA of CHF 1.2 million (CHF 1.8 million).

3.6 FINANCE EXPENSE

CHF ,000	2004	2003
Interest income	–105	–57
Interest expense	4,688	4,462
Other financial expense	184	
Total	**4,767**	**4,405**

3.7 INCOME TAXES

3.7.1 BREAKDOWN OF INCOME TAXES

Major components of income tax expense for the year ended December 31:

CHF ,000	2004	2003
Current income tax		
Current income tax charge	11,245	8,918
Adjustment in respect of current income tax of previous periods		7
	11,245	8,925
Deferred income tax relating to origination and reversal of temporary differences	–1,294	–1,218
Total	**9,951**	**7,707**

3.7.2 RECONCILIATION OF TAX EXPENSE TO THE EXPECTED WEIGHTED AVERAGE TAX RATE

A reconciliation of income tax expense applicable to income before tax at the weighted average tax rate to income tax expense at the Group's effective income tax rate for the years ended December 31 was as follows:

CHF ,000	2004	2003
Income before tax	36,297	28,493
Applicable weighted average tax rate, approximately	28.2%	30.4%
Tax expense at the applicable tax rate	10,236	8,662
Non-tax-deductible expenses		4,473
Tax-exempt income	-1,985	- 4,329
Other	1,700	- 1,099
Effective tax expense	**9,951**	**7,707**

The Group has tax losses arising in foreign countries of CHF 13.8 million (CHF 6.0 million) that can be offset against future taxable profits of the companies in which the losses arose. CHF 8.2 million tax losses were brought in with the acquisition of the Bühler Actuator Division. Under current local tax laws, these tax losses have no expiration date. A significant part of the non-tax-deductible expenses in 2003 occurred from reclassification of a former temporary difference into a permanent difference.

Most of the tax-exempt income arose out of inter-group dividend income that was either fully tax exempt or that qualifies to be deducted from taxes due. A difference between the applicable weighted average tax rate and the effective tax rate also arises from the fact that the Saia-Burgess Electronics Holding company is not taxed on the cantonal and communal level and some Group companies have benefited from a partial tax holiday.

3.7.3 COMPONENTS OF DEFERRED INCOME TAX

Deferred income tax as of December 31 relates to the following:

CHF ,000	2004	2003
Deferred income tax liabilities		
Temporary differences on working capital	3,647	2,795
Exchange rate differences on loans and investments	1,035	3,831
Provisions	425	1,743
Accelerated depreciation and revaluation to fair value of fixed assets	10,050	11,575
Other	225	
Gross deferred income tax liabilities	**15,382**	**19,944**
Gross deferred tax assets		
Temporary differences on working capital	1,141	1,573
Provisions	1,624	178
Exchange rate differences on loans	547	904
Tax loss carry forward	3,902	2,667
Other	29	2,137
Gross deferred income tax asset	**7,243**	**7,459**
Net deferred income tax liability	**8,139**	**12,485**

3.7.4 BREAKDOWN OF DEFERRED TAX IN THE BALANCE SHEET

CHF ,000	2004	2003
Deferred tax asset	7,243	7,459
Deferred tax liability	15,382	19,944
Net deferred tax liability	**8,139**	**12,485**

4. OTHER NOTES

4.1 FINANCIAL INSTRUMENTS

4.1.1 DERIVATIVES

As of August 24, 2004, the Group entered, in compliance with its financial risk management policy, into an interest hedge contract in order to minimise the interest rate exposure of approximately 50% of the outstanding USD borrowings for a period of 3 years to 3.5%. The derivative is valued at fair value (note 2.9). It does not qualify for applying hedge accounting. The change in fair value amounted to CHF 0.2 million and is included as finance expense in the profit and loss statement.

The development of interest rates is carefully watched and additional interest hedge contracts may be made in the future depending on the Group's assessment of market conditions.

4.1.2 FOREIGN CURRENCY FORWARD CONTRACTS

The Group minimises currency risks as much as possible by matching operating income and operating expenses in foreign currency. Nevertheless, fluctuations in exchange rates are monitored carefully and expected risks are covered by using hedge contracts.

As of December 31, 2004 and 2003, no contracts to cover foreign currency exposures in the balance sheet or risks of anticipated future transactions were in place.

4.2 LEASES

Operating leases

Certain Group companies have entered into operating leases for vehicles and equipment which are to be paid as follows:

CHF ,000	
2005	1,936
2006	1,179
2007	513
2008	33
beyond	42
Total operating lease commitments as of December 31, 2004	**3,703**

Operating lease commitments as of December 31, 2003, amounted to CHF 3.6 million.

Finance Lease

A Group company has entered into a finance lease for machines that is to be paid as follows:

CHF ,000	Minimum lease payments Present value	Future value
Within one year	155	159
Later than one year and not later than five years	360	383
Later than five years		
Total finance lease commitments as of December 31, 2004	**515**	**542**

The difference between the future value of the minimum lease payments and their present value represents the discount on the lease obligations. The carrying amount of assets under finance lease totals CHF 0.6 million.

As at the end of 2003 no commitments for finance leases existed.

4.3 SHARE OPTION PLAN

In the years 1998 to 2004 options were granted to key managers and directors under the Group's share option plan. Options are granted at the market price paid at the time of the issuance. Management are not required to contribute to the cost of the options received. Each option entitles the bearer to buy one share of Saia-Burgess Electronics Holding AG within a defined period of exercise.

Quantity of options issued 31.12.2004	Price of exercise in CHF	Expiration of blocking period	Expiration of exercise period	Quantity of options exercised 31.12.2004
8,100	360	01.04.2001	10.05.2004	8,100
2,000	400	10.05.2001	10.05.2004	2,000
1,600	340	01.04.2002	01.04.2004	1,600
7,250	650	01.04.2003	01.04.2005	400
5,400	575	01.08.2004	31.07.2007	
8,075	433	01.04.2005	01.04.2008	
6,225	295	01.04.2006	01.04.2009	
6,150	544	01.04.2007	01.04.2010	
44,800				**12,100**

In 2004 a total of 6,150 options were issued at an exercise price of CHF 544 and 7,125 options were exercised.

For 8,650 of the 12,100 options exercised in total, the Group utilised treasury shares. The remaining 3,450 options were converted into share capital in 2001 (750) and 2004 (2,700).

The quoted market price of the shares as of December 30, 2004, was CHF 680 compared to CHF 472 in the previous year. The exercise of options was not considered in the 2004 income statement. Under IFRS 2 (Share-based Payment) that becomes effective in 2005, a non-cash expense of approximately CHF 0.5 million would have been required to be considered for 2004.

4.4 EARNINGS PER SHARE

Basic earnings per share is calculated by dividing the net income for the year attributable to shareholders by the weighted average number of shares outstanding during the year.

Diluted earnings per share is calculated by dividing the net income attributable to shareholders by the weighted average number of shares outstanding during the year adjusted for the effects of dilutive options.

The following reflects the income and share data used in the basic and diluted earnings per share computations:

	2004	2003
Basic earnings per share in CHF	43.11	34.22
Net income per statement of income in CHF ,000	26,346	20,786
Weighted average number of shares outstanding	611,131	607,521
Diluted earnings per share in CHF	42.64	34.13
Effect of dilution: number of share options	6,743	1,476
Adjusted weighted average number of shares for diluted earnings per share	617,874	608,997

There have been no other transactions involving shares or potential shares since the reporting date and before the completion of these financial statements.

4.5 NUMBER OF EMPLOYEES AND PERSONNEL COSTS

4.5.1 NUMBER OF EMPLOYEES BY REGION

	31.12.2004	31.12.2003
European Union	1,258	1,147
Other European countries	1,537	1,327
North America	546	376
Rest of the world	378	335
Total	**3,719**	**3,185**

2003 number of employees in the European Union are not restated for the enlargement in member states 2004.

In addition to the numbers above, the Group together with its partners employed as of December 31, 2004, 252 persons in associated companies (192).

4.5.2 NUMBER OF EMPLOYEES BY BUSINESS FUNCTION

	31.12.2004	31.12.2003
Research and development	253	230
Production (direct labour employees)	2,416	1,992
Marketing, sales, indirect production and administration	1,050	963
Total	**3,719**	**3,185**

4.5.3 AVERAGE NUMBER OF EMPLOYEES AND PERSONNEL COSTS

	2004	2003
Average number of employees during the year	3,630	3,009
Personnel costs in CHF ,000	172,490	153,084
Cost per employee in CHF	47,520	50,870

4.5.4 COMMITMENTS AND CONTINGENCIES

As of December 31, 2004, the Goup had entered into a commitment for capital expenditures in the course of construction or for acquisition of CHF 10.5 million (CHF 15.0 million) and a contingent asset of CHF 0.4 (CHF 0.4 million).

List of Operating Group and Associated Companies

Company name	Location	Ownership held
Saia-Burgess Electronics Holding AG	Switzerland	–
Saia-Burgess Murten AG	Switzerland	100%
Saia-Burgess Controls AG	Switzerland	100%
MicroChemical Systems SA (MiCS)[1]	Switzerland	37.9%
Saia-Burgess Cetronic AG (formerly Cetronic AG)	Switzerland	100%
Saia-Burgess Gateshead Ltd.	UK	100%
Saia-Burgess Oldenburg GmbH & Co. KG	Germany	100%
Saia-Burgess Dresden GmbH	Germany	100%
Saia-Burgess Halver GmbH & Co. KG	Germany	100%
Saia-Burgess Deutschland GmbH (formerly LTD Locking Technologies and Devices GmbH)	Germany	100%
Saia-Burgess Industry Sp. z o.o., PL	Poland	100%
Saia-Burgess Paris Sarl	France	100%
Saia-Burgess Milano Srl.	Italy	100%
Saia-Burgess Österreich GmbH	Austria	100%
IP-Trading Ges.m.b.H.[1]	Austria	49%
Saia-Burgess Benelux B.V.	Netherlands	100%
Saia-Burgess Controls Kft	Hungary	100%
Saia-Burgess Hatvan Kft	Hungary	100%
Saia-Burgess Ózd Kft	Hungary	100%
Saia-Burgess Monastir C.S.	Tunisia	100%
Saia-Burgess USA Inc.	USA	100%
Saia-Burgess Inc., Vandalia	USA	100%
Saia-Burgess Automotive Inc., Cary	USA	100%
Saia-Burgess Canada Co. Inc.	Canada	100%
Saia-Burgess Guangzhou Ltd.	People's Republic of China	100%
Saia-Burgess (HK) Ltd.	People's Republic of China	100%
Burgess-Defond Manufacturing Ltd.[1]	People's Republic of China	25%
Shenzhen SMART Micromotor Co. Ltd. (SMART)[1]	People's Republic of China	49%

[1] equity method of accounting applied

Report of the Group Auditors

To the general meeting of Saia-Burgess Electronics Holding AG Murten

As auditors of the group, we have audited the consolidated financial statements (balance sheet, income statement, statement of cash flows, statement of changes in equity and notes, pages 82 to 112 of Saia-Burgess Electronics Holding AG for the year ended December 31, 2004.

These consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession and with the International Standards on Auditing, which require that an audit be planned and performed to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the consolidated financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position, the results of operations and the cash flows in accordance with the International Financial Reporting Standards (IFRS) and comply with Swiss law.

We recommend that the consolidated financial statements submitted to you be approved.

PricewaterhouseCoopers AG

Felix Roth Oliver Kuntze

Bern, February 25, 2005

Saia-Burgess Electronics Holding AG Financial Statements

Saia-Burgess Electronics Holding AG
Balance Sheet

CHF	31.12.2004	31.12.2003
Assets		
Cash	617,101	11,691
Marketable securities	2,337,840	904,231
Receivables Group companies	379,808	318,169
Receivables third parties	15,410	19,316
Current assets	**3,350,159**	**1,253,407**
Investments	53,866,486	39,942,646
Loans to Group companies	35,756,343	50,913,958
Non-current assets	**89,622,829**	**90,856,604**
Total assets	**92,972,988**	**92,110,011**
Liabilities and shareholders' equity		
Accrued liabilities	595,229	512,760
Payables third parties		2,500,000
Loans from Group companies	1,904,102	6,352,902
Liabilities	**2,499,331**	**9,365,662**
Share capital	30,672,500	30,537,500
Reserve for treasury shares	2,337,840	904,231
Legal reserve	35,643,629	36,240,238
Other reserve	4,000,000	4,000,000
Retained earnings	17,819,688	11,062,380
Shareholders' equity	**90,473,657**	**82,744,349**
Total liabilities and shareholders' equity	**92,972,988**	**92,110,011**

Saia-Burgess Electronics Holding AG
Statement of Income

CHF	2004	2003
Dividend and financial income	15,929,364	11,099,384
Operating income	**15,929,364**	**11,099,384**
Administration expense	1,056,460	1,140,767
Financial expense	259,994	83,037
Operating expense	**1,316,454**	**1,223,804**
Operating profit	**14,612,910**	**9,875,580**
Fair value adjustment of an investment	–1,200,000	–1,800,000
Income before taxes	**13,412,910**	**8,075,580**
Taxes	524,510	46,288
Net income	**12,888,400**	**8,029,292**

Retained earnings		
Balance, beginning of period	11,062,380	9,098,928
Dividend net	–6,131,092	–6,065,840
Net income	12,888,400	8,029,292
Balance, end of period	**17,819,688**	**11,062,380**

Notes to the Financial Statements

1. INCORPORATION

Saia-Burgess Electronics Holding AG ("the Company") was incorporated on June 26, 1997.

2. SHARE CAPITAL

The share capital of the Company was increased conditionally by an aggregate nominal amount of up to CHF 2.325 million by issuing up to 46,500 new registered shares of nominal value CHF 50 each against full contribution. The issuing of these shares is subject to the exercise of options granted to the holders in connection with a share participation plan for key managers and the Board of Directors of the Company and its subsidiaries (conditional capital). As of December 31, 2004, 3,450 of these shares have been issued.

3. INVESTMENTS

Company name, country	Owned	Currency	Share capital in foreign currency	Book value in CHF
Saia-Burgess Murten AG, Switzerland	100%	CHF	5,000,000	15,924,406
Saia-Burgess Cetronic AG, Switzerland	100%	CHF	700,000	3,700,000
MicroChemical Systems SA, Switzerland	37.9%	CHF	5,529,860	4,287,690
Saia-Burgess Paris Sarl, France	100%	EUR	2,000,000	2,585,000
Saia-Burgess Benelux B.V., Netherlands	100%	EUR	136,000	225,000
Saia-Burgess Österreich GmbH, Austria	100%	EUR	40,000	62,443
Saia-Burgess Holdings (UK) Ltd., UK	100%	GBP	1	14,176,201
Saia-Burgess Milano Srl., Italy	100%	EUR	3,700,000	10,289,542
Saia-Burgess Ózd Kft, Hungary	100%	HUF	16,470,000	928,791
Saia-Burgess Controls Kft, Hungary	100%	HUF	5,000,000	111,355
Saia-Burgess Hatvan Kft, Hungary	100%	HUF	30,000,000	179,190
Shenzhen SMART Micromotor Co. Ltd. (SMART), PR China	49%	USD	2,100,000	1,396,868
Total				**53,866,486**

4. TREASURY SHARES

During 2004, Saia-Burgess Electronics Holding AG acquired a total of 5,887 treasury shares at an average price of CHF 660.10 per share and sold 888 shares at CHF 637.07 average. For the exercise of options the Company sold 925 shares at an exercise price of CHF 340.00 each, 2,600 shares at CHF 360.00 each, 500 shares at CHF 400.00 each and 400 shares at an exercise price of CHF 650.00 each.

At the end of 2004, Saia-Burgess Electronics Holding AG owned 3,438 treasury shares.

CHF	
Price per share 30.12.2004	680
Book value treasury shares as of 30.12.2004	2,337,840

5. MAJOR SHAREHOLDERS

The following shareholders hold more than 5% of the share capital:

- Chase Nominees Fiduz, London: 8.1%
- The Capital Group Companies, Inc., Los Angeles: 5.13%
- Vontobel Fonds Services AG, Zurich: 5.12%
- Lombard Odier Darier Hentsch Fund Managers SA, Geneva: 6.62%

6. ALLOCATION OF RETAINED EARNINGS

The Board of Directors proposes to allocate the balance of retained earnings as follows:

CHF	
Net income 2004	12,888,400
Opening balance	4,931,288
Total free surplus	17,819,688
Distribution of a dividend of CHF 12.50 on 610,012 registered shares at a nominal value of CHF 50.00 each	-7,625,150
Dividend of CHF 12.50 per share on 20,325 shares reserved for the options that may be exercised before the shareholders' meeting and on 3,438 shares held as treasury shares for trading purposes	-297,038
Balance to carry forward	**9,897,500**

7. CONTINGENCIES

a. CHF 13,200,000 guarantee for credit facilities granted to a Group company.

b. CHF 140,000,000 guarantee issued on behalf of the Group to cover bank facilities.

Report of the Statutory Auditors

To the general meeting of Saia-Burgess Electronics Holding AG Murten

As statutory auditors, we have audited the accounting records and the financial statements (balance sheet, income statement and notes, pages 116 to 119 of Saia-Burgess Electronics Holding AG for the year ended December 31, 2004.

These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records and financial statements and the proposed appropriation of available earnings comply with Swiss law and the company's articles of incorporation.

We recommend that the financial statements submitted to you be approved.

PricewaterhouseCoopers AG

Felix Roth Oliver Kuntze

Bern, February 25, 2005

Addresses

Holding

CH **Saia-Burgess Electronics Holding AG**
Bahnhofstrasse 18
CH-3280 Murten
T +41 26 672 71 11
F +41 26 672 73 33

Saia-Burgess Group

CH **Saia-Burgess Murten AG**
Bahnhofstrasse 18
CH-3280 Murten
T +41 26 672 71 11
F +41 26 672 73 33

Saia-Burgess Controls AG
Bahnhofstrasse 18
CH-3280 Murten
T +41 26 672 71 11
F +41 26 672 73 33

Saia-Burgess Cetronic AG
Bahnhofstrasse 18
CH-3280 Murten
T +41 26 673 74 84
F +41 26 673 74 85

UK **Saia-Burgess Gateshead Ltd.**
Dukesway
Team Valley Trading Estate
Gateshead
Tyne & Wear NE11 0UB
United Kingdom
T +44 191 401 61 00
F +44 191 401 63 24

Saia-Burgess Gateshead Ltd.
UK Automotive Technical Centre
Unit 1
Bermuda Park Innovation Centre
St. Davids Way
Nuneaton
Warwickshire CV10 7SD
United Kingdom
T +44 2476 322 844
F +44 2476 322 845

D **Saia-Burgess Oldenburg GmbH & Co. KG**
Am Kreyenhof 10–12
D-26127 Oldenburg
T +49 441 3403 0
F +49 441 372 49

Saia-Burgess Dreieich GmbH & Co. KG
(Zweigniederlassung
der Saia-Burgess Oldenburg GmbH
& Co. KG)
Otto-Hahn-Strasse 31–33
D-63303 Dreieich
T +49 6103 8906-0
F +49 6103 8906-65/-66

Saia-Burgess
Automotive Tech Centre Deutschland
Otto-Hahn-Strasse 31–33
D-63303 Dreieich
T +49 6103 890 670
F +49 6103 890 665

D **Saia-Burgess Dresden GmbH**
Wilhelm-Liebknecht-Strasse 6
D-01257 Dresden
T +49 351 207 860
F +49 351 207 863 61

Saia-Burgess Halver GmbH & Co. KG
Weissenpferd 9
D-58553 Halver
T +49 2353 911 0
F +49 2353 911 189

Saia-Burgess Deutschland GmbH
Weissenpferd 9
D-58553 Halver
T +49 2353 911 0
F +49 2353 911 230

F **Saia-Burgess Paris Sarl**
10, bld Louise Michel
F-92230 Gennevilliers
T +33 1 46 88 07 70
F +33 1 46 88 07 99

I **Saia-Burgess Milano Srl.**
Via Cadamosto 3
I-20094 Corsico, Milano
T +39 02 4869 21
F +39 02 4860 0692

A **Saia-Burgess Österreich GmbH**
Linzer Bundesstrasse 101
A-5023 Salzburg
T +43 662 88 4910
F +43 662 88 4910 11

NL/B **Saia-Burgess Benelux B.V.**
Hanzeweg 12 C
NL-2803 MC Gouda
T +31 182 54 31 54
F +31 182 54 31 51

Branch Office:
Saia-Burgess Benelux
Mechelsesteenweg 277
B-1800 Vilvoorde
T +32 2 456 06 20
F +32 2 460 50 44

H **Saia-Burgess Controls Kft**
Puskás Tivadar u. 12
H-2040 Budaörs
T +36 23 50 11 70
F +36 23 50 11 80

Saia-Burgess Ózd Kft
Bolyki T. u. 44
H-3600 Ózd
T +36 48 570 300
F +36 48 471 815

Saia-Burgess Hatvan Kft
Szepes Béla út 7
H-3000 Hatvan
T +36 37 544 100
F +36 37 544 111

PL **Saia-Burgess Industry SP. z o.o., PL**
ul. Braci Mieroszewskich 124
PL 41-219 Sosnowiec
T +48 32 290 49 50
F +48 32 290 49 51

TN **Saia-Burgess Monastir C.S.**
Zone Industrielle
Route de Khniss
Boîte postale 47
TN-5000 Monastir
T +216 73530 733
F +216 73530 196

USA **Saia-Burgess Automotive Inc.**
303 Gregson Drive
P. O. Box 5069
Cary, NC 27511
USA
T +1 919 469 8522
F +1 919 481 3496

Saia-Burgess Inc.
801 Scholz Drive
P. O. Box 427
Vandalia, Ohio 45377
USA
T +1 937 898 3621
F +1 937 898 8624

Saia-Burgess USA Inc.
616 Atrium Drive
Vernon Hills, IL 60061
USA
T +1 847 549 9630
F +1 847 549 9625

CDN **Saia-Burgess Canada Co. Inc.**
70 Ironside Crescent
Unit 7
Scarborough
Ontario M1X 1G4
Canada
T +1 416 299 08 52
F +1 416 299 67 56

CN **Saia-Burgess (HK) Ltd.**
Rooms 1502
Stanhope House
Nos. 734-738 King's Road
Quarry Bay
Chaiwan
Hong Kong
T +852 2556 3772
F +852 2976 0871

Saia-Burgess Guangzhou Ltd.
4th Floor
Dongjiang River Ave. West 9
GETDD Guangzhou
P.R. China 510730
T +86 20 822 122 26
F +86 20 822 120 21

Glossary

A

AFS
Adaptive front light system.

Actuator
Generic term for drive technologies.

B

Bus system
Communication via a data line.

C

Competence centre
Responsible for a specific product and its applications: defines the market, price and product strategies.

Coating
The process during plastics manufacture whereby the surface of metal components is coated with plastic.

CPU
Central processing unit.

D

DC Motor
Direct-current motor with continuous rotational movement (as opposed to the individual steps of stepper motors). For motion-control applications greater investment in electronic control is required than with a stepper motor.

DDC
Direct digital control (specific control device for applications in building automation).

Dedicated controller
Controller developed for a specific application/industry.

Drive
Motor with a gear transmission.

E

EBITA
Earnings before interest, tax and amortisation.

EBC (EKT)
Electronics bearing component.

ERP
Enterprise resource planning.

Ethernet
Only electrical standard valid worldwide for the connection of digital devices via a cable within a property.

F

Firmware
Software for the definition of the basic functions and features of a micro-computer system.

I

ISO 9000
Quality management system. Standard of the International Standards Organisation (ISO).

ISO 14000
Environmental management system. Standard of the International Standards Organisation (ISO).

IT
Information Technology.

L

Lead-frame
Metal tracks carrying power/current. The lead-frame can, but does not have to be, coated.

M

MES
Manufacturing execution system: bridges the integration gap between the control environment of the automated field level and the IT world of ERP.

Moulding/casting
Plastic insulation may be used on electrical contacts (prevents moisture from reaching the contacts and avoids risk of short circuit).

N

NAFTA
North American Free Trade Agreement.

O

OEM
Original equipment manufacturer (one that integrates Saia-Burgess products within its own products).

P

PCD
Process control device (the Saia-Burgess term for a programmable logic controller).

PLC
Programmable logic controller.

PPM
Parts per million (number of faulty parts relative to one million parts delivered).

Profibus
Dominant electrical standard for the connection of digital devices in industrial automation.

Q

QS 9000/VDA 6.1
(new: ISO/TS 16949) Specific quality standard of the automotive industry.

R

Remote I/O
Electronic interface unit that registers signals and forwards them to the controller via a data line.

ROCE
Return on capital employed.

ROE
Return on equity.

S

Sensor
Detects light, pressure, temperature, etc.

Solenoid
An electromagnet that converts a strong mechanical force into linear or rotational movement.

Stepper motor
Motor that can execute rotational movements in precise single steps, especially suitable for motion control applications.

Subsystem
Customer-specific solution consisting of a number of different mechanical, electrical and electronic components.

Synchronous motor
Motor whose rotation at a constant speed is determined by a direct connection to the alternating voltage network. Suitable for open-closed movements or permanent operation at a constant speed.

T

Time-delay relay
Control device with relay output that permits a time delay.

Transplant
Existing European customers who have transferred production to North America are supplied from Saia-Burgess in Europe.



Saia-Burgess Electronics Holding AG
Bahnhofstrasse 18, CH-3280 Murten, Switzerland
T +41 26 672 71 11, F +41 26 672 73 33, www.saia-burgess.com

Contact for shareholders, media and analysts:
Valeria Poretti-Rezzonico
Director Communication and Marketing
T +41 26 672 72 04
vporetti@saia-burgess.com